SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2005
Commission File Number 1-14926
KT Corporation
206 Jungja-dong
Bundang-ku, Sungnam
Gyunggi-do
463-711 Korea
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐           No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.
Consolidated Financial Statements for the Six Months Ended June 30, 2005
     You should read the selected consolidated financial data below together with the unaudited consolidated financial statements as of and for the six months ended June 30, 2004 and 2005 included in this Current Report on Form 6-K. Results of operations in the first six months of 2005 may not be indicative of results of operations for the remainder of 2005 and the full year 2005.
     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 35 of Notes to Consolidated Financial Statements included herein for a description of these differences and a reconciliation of certain Korean GAAP items to U.S. GAAP.
     Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

	For the Six Months Ended June 30,
	2004	2005
	(In billions of Won)
	(Unaudited)
INCOME STATEMENT DATA

Korean GAAP
Operating revenues	~~W~~ 8,686	~~W~~ 8,490
Operating expenses	7,279	7,195
Operating income	1,407	1,295
Gain on disposition of available-for-sale securities, net	17	62
Interest expense	(329)	(322)
Foreign currency transaction and translation gain, net	69	44
Contribution payments for research and development and donations	(63)	(69)
Earnings before income taxes and minority interest	954	1,080
Income taxes	(320)	(317)
Minority interest in earnings of consolidated subsidiaries, net	(53)	(142)
Net earnings	582	621

U.S. GAAP (1)
Net earnings	740	642

	As of December 31,	As of June 30,
	2004	2005
	(In billions of Won)
	(Unaudited)
BALANCE SHEET DATA

Korean GAAP
Working capital (2)	~~W~~(1,526))	~~W~~	(203)
Net property, plant and equipment	15,721		15,092
Total assets	26,473		23,994
Long-term debt, excluding current portion	6,985		6,890
Refundable deposits for telephone installation	1,087		1,009
Total stockholders’ equity	9,026		9,314
U.S. GAAP (1)
Net property, plant and equipment	~~W~~10,846	~~W~~	10,578
Total assets	20,384		18,587
Total stockholders’ equity	6,660		6,881

	As of December 31,	As of June 30,
	2004	2005
OPERATING DATA

Lines installed (thousands) (3)	25,577	25,747
Lines in service (thousands) (3)	21,091	21,056
Lines in service per 100 inhabitants (4)	43.1	43.6
Lines in service per employee (3)(5)	559	559
PCS subscribers (thousands) (6)	11,729	12,166
Broadband Internet subscribers (thousands)	6,078	6,172

(1)	See Note 35 of Notes to Consolidated Financial Statements included herein for reconciliation to U.S. GAAP.

(2)	“Working capital” means current assets minus current liabilities.

(3)	Including public telephones.

(4)	Excluding public telephones.

(5)	Excluding employees of our subsidiaries.

(6)	Includes subscribers of KTF and resale subscribers of KT Corporation. As of December 31, 2004, KTF had approximately 9.5 million subscribers and KT Corporation had approximately 2.2 million resale subscribers. As of June 30, 2005, KTF had approximately 9.6 million subscribers and KT Corporation had approximately 2.5 million resale subscribers.

Operating Results
Operating Revenues
     The following table shows a breakdown of our operating revenues and each amount as a percentage of total operating revenues in the first six months of 2004 and 2005.

	For the Six Months Ended June 30,
	2004			2005
	(in billions of		(percentage of			(percentage of
	Won)		revenues)	(in billions of Won)		revenues)
Telephone services:
Local service	~~W~~	1,492	17.2%	~~W~~	1,445	16.7%
Non-refundable telephone service installation fees		43	0.5		39	0.4
Domestic long-distance service		447	5.1		389	4.6
International long-distance service		223	2.6		202	2.5
Land-to-mobile interconnection		952	11.0		867	10.5

Sub-total		3,157	36.4		2,942	34.7

Internet services		1,295	14.9		1,393	16.4
PCS services		2,268	26.1		2,560	30.2
Sales of goods (1)		1,090	12.5		760	9.0
Others:
Data communication service		495	5.7		494	5.8
Satellite service		61	0.7		57	0.7
Miscellaneous (2)		318	3.7		283	3.3

Sub-total		874	10.1		834	9.8

Total operating revenues	~~W~~	8,686	100.0%	~~W~~	8,490	100.0%

(1)	Includes PCS handset sales.

(2)	Includes revenues from submarine cable construction, group telephone management, system and network integration services, KTH and real estate-related service.
     We have two reportable operating segments – a wireline communications segment and a PCS services (including IMT-2000 Services) segment. The wireline communications segment includes all services provided to fixed-line customers, including local, domestic long-distance and international long-distance telephone services, interconnection service, Internet services (including broadband Internet access service) and data communication service. The PCS services segment includes PCS services (including sales of PCS handsets) and IMT-2000 services. Our operations such as submarine cable construction and group telephone management that are provided by some of our consolidated subsidiaries are included in the “Miscellaneous” segment. The revenues from the “Miscellaneous” segment are included in “Miscellaneous” in the above table. The discussion of our segment information below is on a pre-consolidation basis.
     Our operating revenues in the first six months of 2005 were Won 8,490 billion, representing a 2.3% decrease from operating revenues of Won 8,686 billion in the corresponding period in 2004. The decrease in operating revenues was due primarily to (1) a 30.3% decrease in sales of goods to Won 760 billion in the first six months of 2005 from Won 1,090 billion in the corresponding period in 2004 and (2) a 6.8% decrease in telephone service revenues to Won

2,942 billion in the first six months of 2005 from Won 3,157 billion in the corresponding period in 2004. These decreases were partially offset by (1) a 12.9% increase in PCS services revenues to Won 2,560 billion in the first six months of 2005 from Won 2,268 billion in the corresponding period in 2004 and (2) a 7.5% increase in Internet services revenues to Won 1,393 billion in the first six months of 2005 from Won 1,295 billion in the corresponding period in 2004.
     The 30.3% decrease in our sales of goods resulted primarily from a lower level of PCS handsets sold in the first six months of 2005 compared to the corresponding period in 2004. We recorded a significantly higher level of PCS handset sales in the first six months of 2004 compared to other periods as a result of the implementation of mobile number portability by the Ministry of Information and Communication for subscribers of SK Telecom starting on January 1, 2004. Mobile number portability allowed mobile telephone service subscribers to switch their mobile service provider while retaining the same mobile phone number. Following the implementation of mobile number portability, approximately 861 thousand of SK Telecom’s subscribers switched to KTF in the first six months of 2004, and these subscribers were required to purchase PCS handsets in order to switch to KTF because SK Telecom’s service is a cellular service while KTF is a PCS service. The 6.8% decrease in telephone service revenues resulted primarily from a decrease in land-to-mobile interconnection charges, as well as a reduction in the usage of our fixed-line domestic long-distance and local telephone services. Land-to-mobile interconnection charges decreased by 8.9% to Won 867 billion in the first six months of 2005 compared to Won 952 billion in the corresponding period in 2004 primarily as a result of a decrease in interconnection usage charges collected from landline users for calls initiated by landline users to mobile service subscribers, as well as a decrease in the volume of calls requiring interconnection service resulting from higher volume of mobile-to-mobile calls. Starting September 1, 2004, interconnection usage charges per minute decreased to Won 87.0, Won 82.0 and Won 77.2 for weekday, weekend and evening calls, respectively, from Won 89.0, Won 84.0 and Won 79.2, respectively. Revenues from our domestic long-distance telephone service decreased by 13.0% to Won 389 billion in the first six months of 2005 compared to Won 447 billion in the corresponding period in 2004 and revenues from our local telephone service decreased by 3.2% to Won 1,445 billion in the first six months of 2005 compared to Won 1,492 billion in the corresponding period in 2004, primarily as a result of a decrease in the volume of domestic long-distance and local fixed-line calls resulting from higher volume of mobile-to-mobile calls, as well as a decrease in the number of lines in service. The number of lines in service decreased to 21,056 thousand as of June 30, 2005 from 21,443 thousand as of June 30, 2004.
     The 12.9% increase in our PCS service revenues was due principally to an increase in the number of subscribers primarily as a result of an increase in the number of PCS service subscribers primarily resulting from mobile number portability for subscribers of LG Telecom starting on January 1, 2005, and to a lesser extent, an increase in the average monthly revenue per subscriber. The number of PCS service subscribers, including the resale subscribers of KT Corporation, increased to 12.2 million as of June 30, 2005 from 11.0 million as of June 30, 2004. The average monthly revenue per subscriber of KTF increased by 2.2% to Won 29,884 compared to Won 29,248 in the corresponding period in 2004, primarily as a result of addition of high volume mobile service users of SK Telecom who have elected to switch their mobile service provider to KTF. The 7.5% increase in Internet service revenues, which consist of broadband Internet access services and other Internet-related services, was primarily attributable to an increase in the number of our broadband Internet subscribers to 6.2 million as of June 30, 2005 from 5.9 million as of June 30, 2004, as well as an increase in the number of our wireless LAN Internet access services and a general increase in usage of our other Internet-related value added services.
Operating Expenses
     Our operating expenses in the first six months of 2005 were Won 7,195 billion, representing a 1.2% decrease from Won 7,279 billion in the corresponding period in 2004. The following table shows a breakdown of our operating expenses and each amount as a percentage of total operating revenues in the first six months of 2004 and 2005.

	For the Six Months Ended June 30,
	2004			2005
			(percentage of			(percentage of
	(in billions of Won)		revenues)	(in billions of Won)		revenues)
Depreciation and amortization	~~W~~	1,848	21.3%	~~W~~	1,706	20.1%
Salaries and related costs		1,390	16.0		1,555	18.3
Other operating and maintenance expenses		4,040	46.5		3,934	46.3

Total operating expenses	~~W~~	7,279	83.8%	~~W~~	7,195	84.7%

     The following is a discussion of the principal components of our operating expenses.
     Wireline Communications. Operating expenses increased by 6.2% to Won 5,020 billion in the first six months of 2005 compared to Won 4,728 billion in the corresponding period in 2004.
     PCS Service. Operating expenses decreased by 7.8% to Won 2,515 billion in the first six months of 2005 compared to Won 2,728 billion in the corresponding period in 2004.
     Depreciation and Amortization
     Depreciation and amortization expense decreased by 7.7% to Won 1,706 billion in the first six months of 2005 compared to Won 1,848 billion in the corresponding period in 2004, due primarily to a decrease in capital expenditures in our property and equipment in recent years as a result of a more efficient utilization of our facilities.
     Wireline Communications. Depreciation and amortization expense decreased by 7.4% to Won 1,021 billion in the first six months of 2005 compared to Won 1,103 billion in the corresponding period in 2004, due primarily to the reason discussed above.
     PCS Service. Depreciation and amortization expense increased by 6.7% to Won 569 billion in the first six months of 2005 compared to Won 534 billion in the corresponding period in 2004 as a result of the significant capital expenditures KTF made in 2004, which depreciation expense was not fully recognized in the first six months of 2004 depending on the timing of the expenditures.

     Salaries and Related Costs
     The principal components of salaries and related costs are salaries and wages, provisions for retirement and severance benefits and employee benefits. Employee benefits include meal subsidies and commuting subsidies. The retirement and severance benefit is a lump-sum amount paid to employees who have been employed by us for more than one year when they leave.
     Salaries and related costs increased by 11.8% to Won 1,555 billion in the first six months of 2005 compared to Won 1,390 billion in the corresponding period in 2004, primarily as a result of a 10.6% increase in salaries and wages resulting from a special incentive program to employees of KTF who successfully recruited PCS subscribers, as well as a 19.3% increase in employee benefits primarily due to 60 shares of KT Corporation that were issued, pursuant to a collective bargaining agreement entered into in 2005, to each employee of KT Corporation who was subject to the employee stock ownership plan. The following table shows a breakdown of our salaries and related costs and each amount as a percentage of total operating revenues in the first six months of 2004 and 2005.

	For the Six Months Ended June 30,
	2004			2005
			(percentage of			(percentage of
	(in billions of Won)		revenues)	(in billions of Won)		revenues)
Salaries and wages	~~W~~	972	11.2%	~~W~~	1,075	12.7%
Employee benefits		251	2.9		300	3.5
Provisions for retirement and severance benefits, including early retirement payments		168	1.9		181	2.1

Total salaries and related costs	~~W~~	1,390	16.0%	~~W~~	1,555	18.3%

     Wireline Communications. Salaries and related costs increased by 13.0% to Won 1,321 billion in the first six months of 2005 compared to Won 1,169 billion in the corresponding period in 2004, primarily as a result of a collective bargaining agreement in 2005 that provides for a 3.0% increase in base salary, special bonus of one month’s salary and 60 shares in the employee stock ownership plan. The number of employees at KT Corporation decreased by 1.1% to 37,659 as of June 30, 2005 compared to 38,073 as of June 30, 2004.
     PCS Service. Salaries and related costs increased by 4.0% to Won 104 billion in the first six months of 2005 compared to Won 100 billion in the corresponding period in 2004, primarily as a result of special incentive payments to employees of KTF who successfully recruited PCS subscribers. The number of employees at KTF decreased by 0.1% to 2,452 as of June 30, 2005 compared to 2,454 as of June 30, 2004.

     Other Operating and Maintenance Expenses
     The largest components of other operating and maintenance expenses are promotion expenses and commissions to sales agents, cost of goods sold, interconnection payments for landline-to-mobile calls, commissions and repairs and maintenance costs.
     The following table shows a breakdown of our other operating and maintenance expenses and each amount as a percentage of total operating revenues in the first six months of 2004 and 2005.

	For the Six Months Ended June 30,
	2004			2005
	(in billions		(percentage	(in billions		(percentage
	of Won)		of revenues)	of Won)		of revenues)
Cost of goods sold	~~W~~	1,105	12.7%	~~W~~	751	8.8%
Promotion expenses and commissions to sales agents		729	8.4		792	9.3
Commissions		502	5.8		504	5.9
Interconnection charges		433	5.0		518	6.1
Repairs and maintenance		183	2.1		222	2.6
Cost of services (commissions for system integration services and miscellaneous services)		200	2.3		190	2.2
Advertising		150	1.7		127	1.5
Provision for doubtful accounts		112	1.3		58	0.7
Rent		119	1.4		114	1.3
Research and development		108	1.2		110	1.3
Taxes and dues		75	0.9		212	2.5
Others		325	3.7		336	4.0

Total other operating and maintenance expenses	~~W~~	4,040	46.5%	~~W~~	3,934	46.3%

     Other operating and maintenance expenses in the first six months of 2005 were Won 3,934 billion, representing a 2.6% decrease from Won 4,040 billion in the corresponding period in 2004. Other operating and maintenance expenses decreased as (1) a 32.1% decrease in cost of goods sold and (2) a 48.2% decrease in provision for doubtful accounts more than offset (1) a 183.9% increase in taxes and dues, (2) a 19.5% increase in interconnection charges and (3) an 8.7% increase in promotion expenses and commissions to sales agents.
     Our cost of goods sold consists primarily of costs for PCS handsets sold through our consolidated subsidiary KTF and our PCS resale service. Cost of goods sold decreased by 32.1% to Won 751 billion in the first six months of 2005 compared to Won 1,105 billion in the corresponding period in 2004, primarily due to a lower level of PCS handsets sold in the first six months of 2005 compared to the corresponding period in 2004. We recorded a significantly higher level of PCS handsets sales in the first six months of 2004 compared to other periods primarily from sales to former subscribers of SK Telecom who have elected to switch their mobile service provider to KTF.
     Our provision for doubtful accounts decreased by 48.2% to Won 58 billion in the first six months of 2005 compared to Won 112 billion in the corresponding period in 2004 due primarily to enhanced effective control of past due accounts receivable and application of stricter credit policy.
     Our taxes and dues increased by 183.9% to Won 212 billion in the first six months of 2005 compared to Won 75 billion in the corresponding period in 2004 as a result of fines of Won 146 billion imposed by the Fair Trade Commission relating to alleged unfair collaborative practices in the fixed-line telephone service and broadband Internet service markets.
     We recognize as an expense the interconnection payments to mobile service providers whenever we use their network in providing our fixed-line telephone and PCS services. Interconnection charges paid to mobile service providers increased by 19.5% to Won 518 billion in the first six months of 2005 from Won 433 billion in the corresponding period in 2004, primarily as a result of an increase in the volume of mobile-to-mobile calls.
     Our promotion expenses and sales commission to sales agents increased by 8.7% to Won 792 billion in the first six months of 2005 compared to Won 729 billion in the corresponding period in 2004 primarily due to an increase in utilization of third parties for sales and promotion activities related to resale of PCS services, as well as an increase in the number of temporary sales agents employed, whose contracts will expire at the end of 2005.
     Wireline Communications. Other operating and maintenance expenses increased by 9.0% to Won 2,678 billion in the first six months of 2005 compared to Won 2,456 billion in the corresponding period in 2004.
     PCS Service. Other operating and maintenance expenses decreased by 12.0% to Won 1,842 billion in the first six months of 2005 compared to Won 2,094 billion in the corresponding period in 2004.
Operating Income
     As a result of the above factors, our operating income in the first six months of 2005 was Won 1,295 billion, representing a 8.0% decrease from Won 1,407 billion in the corresponding period in 2004. Our operating margin, consisting of operating income divided by operating revenues, also decreased to 15.3% in the first six months of 2005 from 16.2% in the corresponding period in 2004.
     Wireline Communications. Operating income decreased by 28.6% to Won 949 billion in the first six months of 2005 compared to Won 1,329 billion in the corresponding period in 2004 due to a 6.2% increase in operating expenses, as well as a 1.5% decrease in operating revenues. Operating margin decreased to 15.9% in the first six months of 2005 from 21.9% in the corresponding period in 2004.
     PCS Service. Operating income increased by 99.7% to Won 412 billion in the first six months of 2005 compared to Won 206 billion in the corresponding period in 2004 due to a 7.8% decrease in operating expenses and a 0.2% increase in operating revenues. Operating margin increased to 14.1% in the first six months of 2005 from 7.0% in the corresponding period in 2004.

Income Taxes
     Income taxes in the first six months of 2005 were Won 317 billion compared to Won 320 billion in the corresponding period in 2004. We concluded that it was not probable that we would be able to realize the tax benefits of our equity in losses of affiliates and, as a result, wrote off deferred income tax assets in the amount of Won 46 billion in the first six months of 2005 and Won 94 billion in the corresponding period in 2004. The effective tax rates, after adjustments of certain differences between amounts reported for financial accounting and income tax purposes, were 29.3% in the first six months of 2005 compared to 33.5% in the corresponding period in 2004. See Note 26(b) of Notes to Consolidated Financial Statements.
     In addition to the above income taxes, we received a preliminary notice from the National Tax Service in April 2004 of an additional assessment of Won 74 billion, and we are currently appealing such ruling. Although we have appealed to the National Tax Tribunal, we have provided for the tax assessment of Won 45 billion in the first six months of 2004. In addition, as a result of the final tax return for the year ended December 31, 2004, we recognized prior year’s additional income tax expense of Won 14 billion in the first six months of 2005. See Note 26(b) of Notes to Consolidated Financial Statements.
     Wireline Communications. Although earnings before income taxes increased in the first six months of 2005 compared to the corresponding period in 2004, income taxes decreased by 4.6% to Won 294 billion in the first six months of 2005 compared to Won 308 billion in the corresponding period in 2004 due primarily to less write-off of deferred income tax assets and greater tax credits in the first six months of 2005 compared to the corresponding period in 2004.
     PCS Service. Income taxes increased by 287.2% to Won 36 billion in the first six months of 2005 compared to Won 9 billion in the corresponding period in 2004 due primarily to an increase in earnings before income taxes by KTF. Income taxes in these periods also included tax credits from accumulated loss carried forward from KTM.com that existed before KTM.com’s merger into KTF. As of June 30, 2005, KTF’s remaining loss carryforwards are Won 81 billion and will expire during 2005. See Note 26(c) of Notes to Consolidated Financial Statements.
Net Earnings
     Our net earnings in the first six months of 2005 were Won 621 billion, compared to Won 582 billion in the corresponding period in 2004. The 6.8% increase in our net earnings was primarily attributable to a 52.5% decrease in other expense, net, to Won 215 billion in the first six months of 2005 compared to Won 453 billion in the corresponding period in 2004, which more than offset (1) an 8.0% decrease in operating income discussed above and (2) a 170.2% increase in minority interest in earnings of consolidated subsidiaries, net, resulting primarily from an increase in earning of KTF in the first six months of 2005 compared to the corresponding period in 2004.
     The 52.5% decrease in other expense, net, was primarily attributable to (1) our gain from derivatives transaction and valuation, net, of Won 20 billion in the first six months of 2005 compared to a loss from derivative transaction and valuation, net, of Won 38 billion in the corresponding period in 2004, (2) a 267.1% increase in gain on disposition of available-for-sale securities, net, to Won 62 billion in the first six months of 2005 compared to Won 17 billion in the corresponding period in 2004, (3) reversal of accrued expense for customer call bonus points of Won 38 billion due to revised portfolio of gifts to customers in the first six months of 2005 compared to none in the corresponding period in 2004, (4) equity in incomes of affiliates, net, of Won 6 billion in the first six months of 2005 compared to equity in losses of affiliates, net, of Won 27 billion in the corresponding period in 2004 and (5) a 68.6% decrease in prior year’s net additional income tax payment to Won 14 billion in the first six months of 2005 from Won 45 billion in the corresponding period in 2004.
     Our 267.1% increase in gain on disposition of available-for-sale securities, net, was due primarily to our disposition of interests in Mobilians Co., Ltd., Intelsat, Ltd. and Inmarsat Group Holdings, Ltd. in the first six months of 2005. We recorded equity in incomes of affiliates, net, primarily due to an increase in KTF’s net income. Our 68.6% decrease in prior year’s net additional income tax payment was primarily due to a preliminary notice from the National Tax Service in April 2004 of an additional assessment of Won 74 billion, of which we recognized Won 45 billion in the first six months of 2004.
     Wireline Communications. Net earnings increased by 6.1% to Won 589 billion in the first six months of 2005 compared to Won 555 billion in the corresponding period in 2004, primarily as a result of the reasons discussed above.
     PCS Service. Net earnings increased by 233.7% to Won 307 billion in the first six months of 2005 compared to Won 92 billion in the corresponding period in 2004, primarily as a result of the reasons discussed above.
Liquidity and Capital Resources
     The following table sets forth the summary of our cash flows determined in accordance with Korean GAAP for the periods indicated:

	For the Six Months Ended June 30,
	2004		2005
	(In billions of Won)
	(Unaudited)
Net cash provided by operating activities	~~W~~	2,250	~~W~~	2,830
Net cash used in investing activities		(1,853)		(78)
Net cash provided by (used in) financing activities		416		(3,317)
Cash and cash equivalents at beginning of period		761		1,756
Cash and cash equivalents at end of period		1,573		1,203
Net increase (decrease) in cash and cash equivalents		812		(553)
Capital Requirements
     Historically, uses of cash consisted principally of purchases of property, plant and equipment and other assets and repayments of long-term debt. In recent years, we have also used cash for acquisition of treasury shares, dividend payment and payment of retirement and severance benefits for early retirement plans. From time to time, we may also require capital for investments involving acquisitions and strategic relationships.

     Net cash used in investing activities was Won 1,853 billion in the first six months of 2004 and Won 78 billion in the corresponding period in 2005. Our purchases of property, plant and equipment decreased from Won 1,340 billion in the first six months of 2004 to Won 1,003 billion in the corresponding period in 2005. We recorded an increase in short-term financial instruments of Won 624 billion in the first six months of 2004 compared to a decrease in short-term financial instruments of Won 756 billion in the corresponding period in 2005. Our cash proceeds from sale of available-for-sale securities increased from Won 306 billion in the first six months of 2004 to Won 479 billion in the corresponding period in 2005, while our purchases of available-for-sale securities decreased from Won 317 billion in the first six months of 2004 to Won 213 billion in the corresponding period in 2005.
     Net cash provided by financing activities was Won 416 billion in the first six months of 2004 compared to net cash used in financing activities of Won 3,317 billion in the corresponding period in 2005. We used cash of Won 1,452 billion in the first six months of 2004 and Won 3,803 billion in the corresponding period in 2005 for repayment of outstanding long-term debt. Our repayment included repayment of all outstanding principal amount of the 3.00% convertible notes due 2005 upon maturity, as well as repayment of substantially all outstanding principal amount of the 0.25% convertible notes due 2007 resulting from exercise of option by the noteholders to redeem the notes in January 2005. Cash proceeds from issuance of long-term debt decreased from Won 2,448 billion in the first six months of 2004 to Won 1,198 billion in the corresponding period in 2005. In addition, we recorded an increase in short-term borrowings, net, of Won 63 billion in the first six months of 2004 compared to a decrease in short-term borrowings, net, of Won 158 billion in the corresponding period in 2005. In July 2005, our board of directors declared an interim dividend of Won 211 billion. We made such cash dividend payments to our shareholders in August 2005.
     We anticipate that capital expenditures, and, to a lesser extent, repayment of outstanding contractual obligations and commitments will represent the most significant use of funds for the next several years. We may also require capital for investments involving acquisitions and strategic relationships, as well as the purchase of additional treasury shares on the Stock Market Division of the Korea Exchange.
     Our total capital expenditures are estimated to be approximately Won 1,340 billion in the second half of 2005. We compete in the telecommunications sector in Korea, which is rapidly evolving. We also face increasing competition from new entrants to the market. We may need to incur additional capital expenditures to keep up with unexpected developments in rapidly evolving telecommunications technology.
     Payments of contractual obligations and commitments will also require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments for various aspects of our operations, including repair and maintenance. As of June 30, 2005, we had various contractual obligations and commitments which are more fully disclosed in the notes to our consolidated financial statements.

     The following table sets forth selected information regarding our contractual obligations to make future payments as of June 30, 2005:

	Payments due by period
			Less than		1-3		4-5		After
Contractual obligations (1)	Total		1 year		years		years		5 years
			(in billions of Won)
Long-term debt obligations (including current portion of long-term debt)	~~W~~	9,154	~~W~~	2,235	~~W~~	2,243	~~W~~	1,439	~~W~~	3,237
Capital lease obligations		31		7		14		10		—
Operating lease obligations		141		69		44		11		17
Other long-term liabilities reflected on our balance sheet		650		—		200		280		170

Total	~~W~~	9,976	~~W~~	2,311	~~W~~	2,501	~~W~~	1,740	~~W~~	3,424

(1)	Contractual obligations represent on-balance sheet contractual liabilities as of the consolidated balance sheet date excluding refundable deposits for telephone installation and payments for customer call bonus points, which do not have definitive payment schedules.
We have also issued guarantees in favor of our consolidated subsidiaries of Won 72 billion as of June 30, 2005.
Capital Resources
     We have traditionally met our working capital and other capital requirements principally from cash provided by operations, while raising the remainder of our requirements primarily through debt financing. Until 1997, additional working capital and other requirements had been met primarily by increases in non-interest bearing refundable deposits for telephone installation, although as a result of a recent decline in these deposits, short-term and long-term debt and equity financings have increasingly become important sources of cash. Net refundable deposits for telephone installation decreased by Won 79 billion in the first six months of 2004 and Won 78 billion in the corresponding period in 2005. Accordingly, refundable deposits for telephone installation decreased by 7.2% from Won 1,087 billion as of December 31, 2004 to Won 1,009 billion as of June 30, 2005. Our major sources of cash have been net earnings before depreciation and amortization and proceeds of long-term debt and other long-term liabilities, and we expect that these sources will continue to be our principal sources of cash in the future. Net earnings before depreciation and amortization were Won 2,430 billion in the first six months of 2004 and 2,327 billion in the corresponding period in 2005. Cash proceeds from long-term debt were Won 2,448 billion in the first six months of 2004 and Won 1,198 billion in the corresponding period in 2005. Total long-term debt, including the current portion, was Won 11,731 billion as of December 31, 2004 and Won 9,154 billion as of June 30, 2005. The sources of such proceeds from long-term debt included the issuances of Won-denominated bonds in Korea, as well as issuances of notes pursuant to our $2.0 billion Medium Term Notes program. We have issued notes in the amount of $1.1 billion under the program, and the unused portion of the program currently remains at $900 million. In the second half of 2005, we plan to incur additional long-term debt, subject to market conditions.

     In recent years, KTF has also begun utilizing off-balance financing arrangements to supplement the primary sources of financing discussed above. See Note 23(l) of Notes to Consolidated Financial Statements included herein.
     We believe that we have sufficient working capital available to us for our current requirements and that we have a variety of alternatives available to us to satisfy our financial requirements to the extent that they are not met by funds generated by operations, including the issuance of debt securities and bank borrowings denominated in Won and various foreign currencies. However, our ability to rely on some of these alternatives could be affected by factors such as the liquidity of the Korean and other financial markets, prevailing interest rates, our credit rating and the Government of Korea’s policies regarding Won currency and foreign currency borrowings. Other factors which could materially affect our liquidity in the future include unanticipated increases in capital expenditures and decreases in cash provided by operations resulting from a significant decrease in demand for our services. We may also need to raise additional capital sooner than we expect in order to fund unanticipated investments and acquisitions. There can be no assurance that we will be able to secure funds on satisfactory terms from financial institutions or other sources that are sufficient to satisfy our unanticipated needs.
     Our total stockholders’ equity increased from Won 9,026 billion as of December 31, 2004 to Won 9,314 billion as of June 30, 2005, primarily as a result of an increase in retained earnings.
Liquidity
     We had working capital (current assets minus current liabilities) deficits of Won 1,526 billion as of December 31, 2004 and Won 203 billion as of June 30, 2005. The following table sets forth the summary of our significant current assets for the periods indicated:

	As of December		As of June 30,
	31, 2004		2005
	(In billions of Won)
	(Unaudited)
Cash and cash equivalents	~~W~~	1,756	~~W~~	1,203
Short-term financial instruments		984		237
Current portion of available-for-sale securities		258		66
Notes and accounts receivable — trade, net of allowance for doubtful accounts		2,793		2,671
Accounts receivable — other		365		205
Inventories		374		409
     Our cash, cash equivalents and short-term financial instruments totaled Won 2,740 billion as of December 31, 2004 compared to Won 1,441 billion as of June 30, 2005. Under Korean GAAP, bank deposits and all highly liquid temporary cash instruments within maturities of three months are considered as cash equivalents. Short-term financial instruments primarily consist of time and trust deposits with maturities between four to twelve months. The decrease in cash, cash equivalents and short-term financial instruments in the first six months of 2005 resulted primarily from dividend payment and debt repayment.

     The following table sets forth the summary of our significant current liabilities for the periods indicated:

	As of December		As of June 30,
	31, 2004		2005
	(In billions of Won)
	(Unaudited)
Notes and accounts payable — trade	~~W~~	853	~~W~~	647
Short-term borrowings		439		278
Current portion of long-term debt		4,756		2,235
Accounts payable — other		1,123		914
     As of June 30, 2005, we had unused credit lines of approximately Won 849 billion out of total available credit lines of Won 1,054 billion. These credit lines permit drawings at interest rates ranging from 0.6% to 5.04%.
U.S. GAAP Reconciliation
     In the first six months of 2004, we recorded net earnings of Won 740 billion under U.S. GAAP compared to net earnings of Won 582 billion under Korean GAAP, primarily because of differences in the treatment of (1) deferred income tax methodology, (2) reversal of goodwill amortization and (3) foreign currency translation of convertible notes, which more than offset the effect of differences in the treatment of depreciation. In the first six months of 2005, we recorded net earnings of Won 642 billion under U.S. GAAP compared to net earnings of Won 621 billion under Korean GAAP, primarily because of differences in the treatment of (1) reversal of goodwill amortization and (2) deferred income tax methodology, which more than offset the effect of differences in the treatment of (1) depreciation and (2) additional acquisitions of equity investees.
     Stockholders’ equity under U.S. GAAP was lower than under Korean GAAP by Won 2,366 billion and Won 2,433 billion at December 31, 2004 and June 30, 2005, respectively, primarily as a result of differences in the treatment of (1) minority interests and (2) impairment loss relating to equity investee, which more than offset the effect of differences in the treatment of (1) reversal of goodwill amortization and (2) deferred tax effects of U.S. GAAP adjustments.
     In addition, under U.S. GAAP, certain subsidiaries, including KTF, would be accounted for under the equity method and would not be consolidated.
     For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 35 of Notes to Consolidated Financial Statements included herein.
Market Risks
     We are exposed to foreign exchange rate and interest rate risks primarily associated with underlying liabilities, and to equity price risk as a result of our investment in equity-linked securities. Following evaluation of these positions, we (including KTF) selectively enter into derivative financial instruments to manage the related risk exposures. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. The activities of our finance division are subject to policies approved by our foreign exchange and interest rate risk management committee. These policies address the use of derivative financial instruments, including the approval of counterparties, setting of limits and investment of excess liquidity. Our general policy is to hold or issue derivative financial instruments only for hedging purposes. However, derivative contracts not meeting all of the requirements for hedging accounting treatment are classified as trading contracts with the changes in fair value included in current operations.
Exchange Rate Risk
     Substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities and anticipated foreign exchange payments. Anticipated foreign exchange payments, mostly in dollars, relate primarily to payments of foreign currency denominated debt, net settlements paid to foreign telecommunication carriers and payments for equipment purchased from foreign suppliers.
     We enter into currency swap contracts for principal and interest denominated in Won in place of principal and interest of long-term debt denominated in dollars. See Note 23(d) of Notes to Consolidated Financial Statements for details of currency swap contracts outstanding as of June 30, 2005. Under these currency swap contracts, we recognized a valuation gain of Won 6 billion in the first six months of 2005. In addition, we settled a contract in the first half of 2005 and recognized a transaction gain of Won 186 million.
     We also enter into various interest currency swap contracts with financial institutions for principal and interest denominated in one currency in place of principal and interest of long-term debt denominated in other currency. See Note 23(e) of Notes to Consolidated Financial Statements for details of interest currency swap contracts outstanding as of June 30, 2005. Under the interest currency swap contracts, we recognized a valuation loss of Won 1 billion and a valuation gain of Won 44 billion in the first six months of 2005. In addition, we settled five contracts in the first half of 2005 and recognized a transaction loss of Won 11 billion.
     We also entered into eight currency forward contracts with financial institutions in connection with our repayment of outstanding principal amounts of convertible notes due 2007 and bonds with warrants due 2005. We settled these currency forward contracts and recognized a transaction loss of Won 6 billion in the first six months of 2005.
     KTF enters into currency option contracts. See Note 23(g) of Notes to Consolidated Financial Statements for details of KTF’s currency option contract outstanding as of June 30, 2005. Under this currency option contract, KTF recognized a valuation loss of Won 1 billion in the first six months of 2005.
Interest Rate Risk
     We are also subject to market risk exposure arising from changing interest rates. A reduction of interest rates increases the fair value of our debt portfolio, which is primarily of a fixed rate nature. In order to reduce interest rate volatility on some of our debt and manage our interest expense by achieving a balanced mixture of floating and fixed rate debts, we use, to a limited extent, interest rate swap contracts and interest rate swaption contracts, as well as interest currency swap contracts described above.
     We enter into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates of interest. See Note 23(c) of Notes to Consolidated Financial Statements for details of interest rate swap contracts outstanding as of June 30, 2005. Under our interest rate swap contracts, we recognized a valuation loss of Won 3 billion and a valuation gain of Won 1 billion in the first six months of 2005.
     In 2002, we also entered into one interest rate swaption contract, which is a derivative instrument featuring an option to require delivery of a swap contract, for variable rates of interest in place of fixed rates of interest for the purpose of managing interest rate exposure. We settled this contract in 2005 and recognized a transaction loss of Won 353 million in the first six months of 2005.

Independent Accountants’ Review Report
The Board of Directors and Stockholders
KT Corporation:
We have reviewed the accompanying consolidated balance sheet of KT Corporation and subsidiaries (the “Company”) as of June 30, 2005, and the related consolidated statements of earnings, changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2004 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review. We did not review the financial statements of KT Freetel Co., Ltd. (“KTF”), 48.1% and 48.7% owned subsidiary at June 30, 2004 and 2005, respectively, as of and for the six-month periods ended June 30, 2004 and 2005, which financial statements reflect total assets constituting 29.5% and 30.1% as of June 30, 2004 and 2005, respectively, and total revenues constituting 30.2% and 30.0% for the six-month periods ended June 30, 2004 and 2005, respectively, of the related consolidated totals. Those financial statements were reviewed by other accountants whose report has been furnished to us, and our report, insofar as it relates to the amounts included for KTF, is based solely on the report of the other accountants.
We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by Securities and Futures Commission of the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our review and the report of the other accountants, nothing has come to our attention that causes us to believe that the consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with the accounting principles generally accepted in the Republic of Korea.
The consolidated balance sheet as of December 31, 2004, and the related consolidated statements of earnings, changes in stockholders’ equity and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 25, 2005 expressed an unqualified opinion. We did not audit the financial statements of KTF, a 48.7% owned subsidiary at December 31, 2004 as of and for the year ended December 31, 2004. The financial statements of KTF, which are included in the consolidated financial statements of the Company, reflect total combined assets constituting 29.5% as of December 31, 2004 and total revenues constituting 30.5% for the year ended December 31, 2004, of the related consolidated totals. Those financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for KTF, is based solely on the report of the other auditors. The accompanying consolidated balance sheet as of December 31, 2004, presented for comparative purposes, is not different from the above-stated audited consolidated balance sheet in all material respects.
The accompanying consolidated financial statements as of and for the six-month period ended June 30, 2005 have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 3 to the consolidated financial statements.

The following matters may be helpful to the readers in their understanding of the consolidated financial statements:
Accounting principles generally accepted in the Republic of Korea vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented Note 35 to the consolidated financial statements.
As discussed in note 34 to the consolidated financial statements, on July 28, 2005, an interim dividend was declared by the Board of Directors.
As discussed in note 2(a) to the consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
Seoul, Korea
August 31, 2005

This report is effective as of August 31, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2004 and June 30, 2005
(Unaudited)
(In millions of Won and U.S. dollars)

				2005
Assets	2004		2005	(note 3)
Current assets:
Cash and cash equivalents (note 4)	~~W~~	1,755,929	1,203,298	$1,163.2
Short-term financial instruments (note 5)		984,122	237,266	229.4
Current portion of investment securities (note 8):
Trading securities		6,186	55,367	53.5
Available-for-sale securities		257,803	66,026	63.8
Held-to-maturity securities		1,660	4,284	4.1
Notes and accounts receivable – trade, less allowance for doubtful accounts of ~~W~~702,635 in 2004 and ~~W~~687,619 in 2005 (note 2)		2,793,143	2,671,060	2,582.0
Accounts receivable – other		365,162	204,931	198.1
Inventories (note 6)		374,319	409,200	395.6
Other current assets (notes 7, 23 and 26)		270,653	616,901	596.3

Total current assets		6,808,977	5,468,333	5,286.0

Investment securities:
Available-for-sale securities (note 8)		218,757	68,877	66.6
Held-to-maturity securities (note 8)		94,404	30,388	29.4
Equity securities of affiliates (note 9)		54,061	168,880	163.2

Total investment securities		367,222	268,145	259.2

Property, plant and equipment (note 10):
Land		1,167,683	1,174,557	1,135.4
Buildings and structures		4,555,427	4,700,958	4,544.2
Machinery and equipment		35,624,899	35,964,165	34,764.8
Vehicles		89,316	84,338	81.5
Tools, furniture and fixtures		2,114,653	2,063,617	1,994.8
Construction in progress		487,461	540,255	522.2

		44,039,439	44,527,890	43,042.9
Less accumulated depreciation		(28,317,984)	(29,435,750)	(28,454.1)

Net property, plant and equipment		15,721,455	15,092,140	14,588.8

Other assets (notes 5, 11 and 26)		3,575,578	3,165,662	3,060.1

	~~W~~	26,473,232	23,994,280	$23,194.1

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets, Continued
December 31, 2004 and June 30, 2005
(Unaudited)
(In millions of Won and U.S. dollars)

				2005
Liabilities and Stockholders’ Equity	2004		2005	(note 3)
Current liabilities:
Notes and accounts payable — trade	~~W~~	853,381	646,932	$625.3
Short-term borrowings (note 13)		438,592	278,248	269.0
Current portion of long-term debt (note 15)		4,756,067	2,234,970	2,160.4
Accounts payable — other		1,123,323	913,932	883.5
Advance receipts from customers		125,989	98,354	95.1
Accrued expenses		288,488	743,005	718.2
Withholdings		187,579	220,125	212.8
Income taxes payable		284,102	310,177	299.8
Other current liabilities (notes 14 and 23)		276,969	225,535	218.0

Total current liabilities		8,334,490	5,671,278	5,482.1

Long-term debt, excluding current portion (note 15)		6,985,071	6,890,350	6,660.5
Refundable deposits for telephone installation (note 16)		1,086,635	1,008,520	974.9
Accrual for retirement and severance benefits, net (note 17)		314,789	411,220	397.5
Long-term accounts payable — other (note 12)		554,024	571,543	552.5
Other long-term liabilities (note 18)		171,843	127,073	122.8

Total liabilities		17,446,852	14,679,984	14,190.3

Stockholders’ equity:
Common stock of ~~W~~5,000 par value (note 19):
Authorized — 1,000,000,000 shares Issued — 284,849,400 shares in 2004 and 2005		1,560,998	1,560,998	1,508.9
Capital surplus (note 20)		1,291,617	1,291,656	1,248.6
Retained earnings:
Appropriated (note 21)		5,431,862	5,811,862	5,618.0
Unappropriated		2,901,378	2,721,123	2,630.4

		8,333,240	8,532,985	8,248.4

Capital adjustments:
Treasury stock (note 22)		(3,962,568)	(3,962,563)	(3,830.4)
Loss on retirement of treasury stock (note 22)		(16,388)	(16,387)	(15.8)
Foreign-based operations translation adjustment		(2,847)	(2,814)	(2.7)
Unrealized gains on available-for-sale securities (notes 8 and 26)		7,797	381	0.4
Unrealized losses on equity securities of affiliates (note 9)		(6,732)	(6,653)	(6.4)
Stock options (note 28)		11,686	12,712	12.3

		(3,969,052)	(3,975,324)	(3,842.6)

Minority interest in consolidated subsidiaries		1,809,577	1,903,981	1,840.5

Total stockholders’ equity		9,026,380	9,314,296	9,003.8

Commitments and contingencies (note 23)

	~~W~~	26,473,232	23,994,280	$23,194.1

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings
For the six-month periods ended June 30, 2004 and 2005
(Unaudited)
(In millions of Won and U.S. dollars, except earnings per share)

				2005
	2004		2005	(note 3)
Operating revenues (note 24)	~~W~~	8,686,142	8,489,542	$8,206.4
Operating expenses (note 25)		7,279,255	7,194,722	6,954.8

Operating income		1,406,887	1,294,820	1,251.6

Other income (expense):
Interest income		41,843	49,931	48.3
Interest expense		(328,976)	(321,670)	(311.0)
Equity in income (losses) of affiliates, net (note 9)		(26,694)	5,754	5.6
Foreign currency transaction and translation gain, net (note 15)		68,884	44,439	42.9
Loss on disposition of property, plant and equipment, net		(52,722)	(51,206)	(49.5)
Gain on disposition of available-for-sale securities, net (note 8)		17,014	62,464	60.4
Impairment loss on available-for-sale securities (note 8)		(28,424)	(3,901)	(3.8)
Impairment loss on held-to-maturity securities (note 8)		(17,331)	(10,729)	(10.4)
Contributions received for losses on universal telecommunications services (note 33)		11,385	30,064	29.1
Prior year’s additional income tax payment (note 26)		(44,921)	(14,105)	(13.6)
Contribution payments for research and development and donations (note 32)		(63,244)	(69,299)	(67.0)
Derivatives transaction and valuation gains (losses), net (note 23)		(38,143)	19,644	19.0
Reversal of accrued expense for customer call bonus		—	37,807	36.5
Provision for doubtful accounts — other		(23,134)	(50,377)	(48.7)
Other, net		31,501	56,189	54.4

		(452,962)	(214,995)	(207.8)

Earnings before income taxes and minority interest		953,925	1,079,825	1,043.8

Income taxes (note 26)		319,632	316,652	306.1

Earnings before minority interest		634,293	763,173	737.7

Minority interest in earnings of consolidated subsidiaries, net		(52,523)	(141,910)	(137.2)

Net earnings	~~W~~	581,770	621,263	$600.5

Basic earnings per share of common stock in Won and U.S. dollars (note 27)	~~W~~	2,760	2,948	$2.85

Diluted earnings per share of common stock in Won and U.S. dollars (note 27)	~~W~~	2,364	2,944	$2.84

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2004 and 2005
(Unaudited)
(In millions of Won and U.S. dollars)

				2005
	2004		2005	(note 3)
Cash flows from operating activities:
Net earnings	~~W~~	581,770	621,263	$600.5
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation		1,614,941	1,541,627	1,490.2
Amortization		233,520	164,134	158.6
Provision for doubtful accounts		111,647	57,790	55.9
Provision for retirement and severance benefits		167,625	180,547	174.4
Equity in losses (incomes) of affiliates		26,694	(5,754)	(5.6)
Loss on disposition of property, plant and equipment, net		52,722	51,206	49.5
Gain on foreign currency translations, net		(65,171)	(32,214)	(31.1)
Gain on disposition of available-for-sale securities, net		(17,014)	(62,464)	(60.4)
Impairment loss on available-for-sale securities		28,424	3,901	3.8
Impairment loss on held-to-maturity securities		17,331	10,729	10.4
Deferred income tax expense		(13,124)	(6,306)	(6.1)
Minority interest in earnings of consolidated subsidiaries		52,523	141,910	137.2
Changes in assets and liabilities:
Notes and accounts receivable – trade		(467,171)	117,791	113.9
Accounts receivable – other		19,964	124,488	120.3
Inventories		(19,124)	(32,738)	(31.6)
Other asset (long-term accounts receivable)		(232,772)	17,025	16.5
Notes and accounts payable – trade		(121,881)	(201,422)	(194.7)
Accounts payable – other		15,528	(198,634)	(192.0)
Advance receipts from customers		6,622	(27,635)	(26.7)
Accrued expenses		155,281	454,517	439.3
Withholdings		37,817	32,546	31.5
Income taxes payable		180,567	26,075	25.2
Payment of retirement and severance benefits		(63,941)	(91,580)	(88.5)
Severance benefits insurance deposit		(2,225)	7,330	7.1
Other, net		(50,549)	(64,460)	(62.3)

Net cash provided by operating activities	~~W~~	2,250,004	2,829,672	$2,735.3

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the six-month periods ended June 30, 2004 and 2005
(In millions of Won and U.S. dollars)

				2005
	2004		2005	(note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	~~W~~	(1,339,669)	(1,003,173)	$(969.7)
Proceeds from sale of property, plant and equipment		31,746	17,181	16.6
Decrease (increase) in short-term financial instruments		(624,279)	756,353	731.1
Purchases of trading securities		(127,000)	(55,000)	(53.2)
Purchases of available-for-sale securities		(316,763)	(213,004)	(205.9)
Purchases of held-to-maturity securities		(37)	(56)	(0.1)
Proceeds from sale of trading securities		144,962	6,151	5.9
Proceeds from sale of available-for-sale securities		306,614	479,007	463.0
Proceeds from maturity of held-to-maturity securities		12,842	676	0.7
Proceeds from sale of equity securities of affiliates		332	—	—
Decrease in other current assets		73,077	65,343	63.2
Increase in other assets		(15,036)	(131,770)	(127.3)

Net cash used in investing activities		(1,853,211)	(78,292)	(75.7)

Cash flows from financing activities:
Payment of dividends		(421,516)	(421,518)	(407.5)
Payment of dividends in consolidated subsidiaries		(50,037)	(50,761)	(49.1)
Increase (decrease) in short-term borrowings, net		63,384	(158,104)	(152.8)
Repayment of long-term debt		(1,451,680)	(3,803,195)	(3,676.3)
Proceeds from issuance of long-term debt		2,447,693	1,197,965	1,158.0
Decrease in refundable deposits for telephone installation		(78,955)	(78,115)	(75.5)
Increase (decrease) in other long-term liabilities		4,083	(3,263)	(3.2)
Reacquisition of treasury stock in consolidated subsidiaries		(97,529)	(33)	—
Other, net		129	(340)	(0.3)

Net cash provided by (used in) financing activities		415,572	(3,317,364)	(3,206.7)

Net increase in cash and cash equivalents from change of subsidiaries in consolidated financial statements		—	13,353	12.9

Net increase (decrease) in cash and cash equivalents		812,365	(552,631)	(534.2)

Cash and cash equivalents at beginning of period		760,868	1,755,929	1,697.4

Cash and cash equivalents at end of period	~~W~~	1,573,233	1,203,298	$1,163.2

See accompanying notes to consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Unaudited)
(1)	Organization and Description of Business

KT Corporation (“KT” or the “Company”) commenced operations on January 1, 1982 through the segregation of specified operations from the Korean Ministry of Information and Communication (the “MIC”) for the purpose of contributing to the convenience in national life and improvement of public welfare through rational management of the public telecommunications business and improvement of telecommunications technology under the Korea Telecom Act.

Upon the repeal of the Korea Telecom Act as of October 1, 1997, KT became a government invested institution regulated by the Korean Commercial Code and changed its name from Korea Telecom to Korea Telecom Corp. pursuant to an amendment to its Articles of Incorporation. Shares of KT were listed on the Korea Stock Exchange on December 23, 1998. KT issued 24,282,195 additional shares on May 29, 1999 and issued American Depository Shares (“ADS”) representing these new shares and government owned shares. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued.

The Korean government has gradually reduced its ownership interest in the Company since 1993 and completed the disposition of its ownership interest in the Company on May 24, 2002. On March 22, 2002, the Company changed its name from Korea Telecom Corp. to KT Corporation.

Under Korean law, the MIC and other government entities have extensive authority to regulate KT. The MIC has responsibility for approving rates for local service and interconnection services provided by KT. Beginning in January 1998, KT is allowed to set its own rates for domestic long-distance service, international long-distance service and other services without approval from the MIC.

In recent years, KT has been subject to increasing competition as a result of the government’s issuance of additional licenses to create competition in the telecommunications market and to foster new telecommunications business areas. Additionally, in June 1997, the MIC awarded a license to a second carrier to provide local telephone service. This new carrier commenced operations in 1999. A third carrier commenced international long-distance service in 1997 and domestic long-distance service in 1999. The entry of these new carriers into the local and long-distance telephone service markets has had, and is expected to continue to have, a negative impact on KT’s telephone service revenues and profitability.

(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements
(a)	Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been extracted from KT’s Korean language consolidated financial statements that were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea (“Korean GAAP”). The consolidated financial statements have been translated from those issued in the Korean language into the English language, and have been modified to allow for the formatting of the consolidated financial statements in a manner which is different from the presentation under Korean financial statements practices. In addition, certain modifications have been made in the accompanying consolidated financial statements to bring the formal presentation into conformity with practices outside of Korea, and certain information included in the Korean language statutory consolidated financial statements, which management believes is not required for a fair presentation of KT’s financial position or results of operations, is not presented in the accompanying consolidated financial statements.

Accordingly, the accompanying consolidated financial statements and their utilization are not designed for those who are not informed about Korean accounting principles, procedures and practices and furthermore are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(a)	Basis of Presenting Consolidated Financial Statements, Continued

The consolidated financial statements include the accounts of KT and the following controlled subsidiaries (collectively referred to as the “Company”) as of December 31, 2004 and June 30, 2005. Controlled subsidiaries include majority-owned entities by either the Company or a controlled subsidiary and other entities where the Company or its controlled subsidiary owns more than 30% of total outstanding common stock and is the largest shareholder. All significant intercompany balances and transactions have been eliminated in consolidation.

		Year of	Percentage
	Year of	obtaining	ownership (%)
Subsidiary	establishment	control	2004	2005	Primary business
KT Freetel Co., Ltd. (“KTF”)	1997	1997	48.7	48.7	PCS business
KT Hitel Co., Ltd. (“KTH”)	1991	1992	65.9	65.9	Data communication
KT Submarine Co., Ltd. (“KTSC”)	1995	1995	36.9	36.9	Submarine cable construction and maintenance
KT Powertel Co., Ltd. (“KTP”)	1985	1985	44.8	44.8	Trunk radio system business
KT Networks Corporation (“KTN”)	1986	1986	100.0	100.0	Group telephone management
KT Linkus Co., Ltd.	1988	1988	93.8	93.8	Public telephone maintenance
Korea Telecom America, Inc. (“KTAI”)	1993	1993	100.0	100.0	Foreign telecommunication business
Korea Telecom Philippines, Inc. (“KTPI”)	1994	1994	100.0	100.0	Foreign telecommunication business
New Telephone Company, Inc. (“NTC”)	1993	1998	72.5	72.5	Foreign telecommunication business
Korea Telecom Japan Co., Ltd.	1999	1999	100.0	100.0	Foreign telecommunication business
KTF Technologies Inc. (“KTFT”)*	2001	2002	70.8	70.8	PCS handset development
KT Commerce Inc. (“KTC”)***	2002	2002	100.0	100.0	B2C, B2B service
KT China Co., Ltd. (“KTCC”)	2003	2003	100.0	100.0	Foreign telecommunication business
KTF M Hows (“KTFM”)**	2004	2004	51.0	51.0	Mobile marketing
KT Internal Venture Fund No. 1 ****	1999	1999	89.3	89.3	Investment fund
KT Internal Venture Fund No. 2 ****	2003	2003	94.3	94.3	Investment fund
KT Telecom Venture Fund No. 1 ****	2000	2000	90.0	90.0	Investment fund

*	The 70.8% ownership percentage in KTFT represents the ownership of this entity by KTF.

**	The 51.0% ownership percentage in KTFM represents the ownership of this entity by KTF.

***	The 100.0% ownership percentage in KTC represents the ownership of this entity by KT (19.0%) and KTH (81.0%).

****	Due to immateriality, the above funds were accounted for under the cost method through 2004. In 2005, the Company accounted for the funds as subsidiaries and, accordingly, consolidated these funds.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(a)	Basis of Presenting Consolidated Financial Statements, Continued

As of June 30, 2005, KT has issued guarantees of consolidated subsidiaries’ indebtedness and contract performance as follows:

Subsidiary	Millions
KTSC	~~W~~	59,415
NTC		12,293

	~~W~~	71,708

As of June 30, 2005, KTPI has issued guarantees of indebtedness of Republic Telecommunication Holdings, Inc. an equity method investee of KTPI, amounting to W186 million.

Significant account balances which occurred in the normal course of business with and between subsidiaries as of December 31, 2004 and June 30, 2005 are summarized as follows (these amounts have been eliminated in consolidation):

	Millions
Balance Sheet Items	2004		2005
Notes and accounts receivable — trade	~~W~~	208,815	172,564
Accounts receivable — other		16,713	16,403
Convertible notes		347,814	352,538
Accounts payable — other		193,794	239,038
Key money deposits		41,599	37,404
Significant account balances which occurred in the normal course of business with equity method investees as of December 31, 2004 and June 30, 2005 are summarized as follows:

			Millions
Transaction Parties		Balance Sheet Items	2004		2005
KT	KDB	Trade notes and accounts receivable	~~W~~	54,664	68,321
KT	Other	Trade notes and accounts receivable		1,120	671
KT	Infotech	Accounts payable		23,374	11,012
KT	eNtoB	Accounts payable		16,669	14,863
KT	KOID	Accounts payable		14,757	12,461
KT	KTRD	Accounts payable		6,633	10,105
KT	KOIS	Accounts payable		9,538	9,693
KT	Other	Accounts payable		1,963	135

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(a)	Basis of Presenting Consolidated Financial Statements, Continued

Significant transactions which occurred in the normal course of business with and between subsidiaries are eliminated in the course of consolidation for the six-month periods ended June 30, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Operating revenues	~~W~~	481,926	416,886
Operating expenses		551,292	657,720
Contributions received for losses on universal telecommunications services		17,500	10,284
Other income		6,039	5,827
Purchases of property, plant and equipment		—	120,242
Significant transactions which occurred in the normal course of business with equity method investees for the six-month periods ended June 30, 2004 and 2005 are summarized as follows:

			Millions
Transaction Parties		Income Statement Items	2004		2005
KT	KDB	Sales	~~W~~	63,506	64,284
KT	KOID	Sales		5,615	5,668
KT	KOIS	Sales		3,433	4,541
KT	Other	Sales		316	1,726
KT	KOID	Purchases		50,277	47,279
KT	KTRD	Purchases		31,079	27,074
KT	KOIS	Purchases		35,402	33,922
KT	Infotech	Purchases		15,933	11,534
KT	Other	Purchases		785	524
(b)	Cash Equivalents

The Company considers short-term financial instruments with maturities of three months or less at the acquisition date to be cash equivalents.

(c)	Financial Instruments

Short-term financial instruments are instruments handled by financial institutions which are held for short-term cash management purposes or will mature within one year, including time deposits, installment savings deposits and restricted bank deposits.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(d)	Allowance for Doubtful Accounts

Notes and trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing notes and accounts receivable. The Company determines the allowance for doubtful notes and accounts receivable based on an analysis of portfolio quality and historical write-off experience. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Changes in the allowances for doubtful accounts for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 are summarized as follows:

	Millions
	2004		2005
Balance at beginning of period	~~W~~	646,273	702,635
Provision		287,073	57,790
Write-offs		(230,711)	(72,806)

Balance at end of period	~~W~~	702,635	687,619

(e)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the moving-average cost method, except for materials in transit for which cost is determined by the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The Company records inventory valuation losses in its cost of goods sold (“a component of operating expenses”). The Company recognized inventory valuation losses of ~~W~~13,313 million and ~~W~~15,712 million included in cost of goods sold for the six-month period ended June 30, 2004 and 2005.

(f)	Investments in Securities

Upon acquisition, the Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Such determination is reassessed at each balance sheet date.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(f)	Investments in Securities, Continued

Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by the accredited credit rating agencies in Korea. Beneficiary certificates which are securities indicating beneficiary right on certain investment securities held by the investment management companies are recorded at fair value as determined by the investment management companies.

Trading securities shall be classified as current assets, whereas available-for-sale securities and held-to-maturity securities shall be classified as long-term investments. However, available-for-sale securities, whose maturity dates are due within one year from the balance sheet date or whose likelihood of being disposed of within one year from the balance sheet date is probable, shall be classified as current assets. Likewise, held-to-maturity securities whose maturity dates are due within one year from the balance sheet date shall be classified as current assets.

(g)	Investment Securities under the Equity Method of Accounting

For investments in companies, whether or not publicly held, that are not controlled, but under the Company’s significant influence, the Company utilizes the equity method of accounting. Significant influence is generally deemed to exist if the Company can exercise influence over the operating and financial policies of an investee. The ability to exercise that influences may be indicated in several ways, such as the Company’s representation on its board of directors, the Company’s participation in its policy making processes, material transactions with the investee, interchange of managerial personnel, or technological dependency. Also, if the Company owns directly or indirectly 20% or more of the voting stock of an investee and the investee is not required to be consolidated (see note 2(a)), the Company generally presumes that the investee is under significant influence.

Prior to January 1, 2005, certain funds which met the above criteria were nevertheless excluded from equity method accounting and instead accounted for as available-for-sale securities and recorded at cost. Effective January 1, 2005, the Company adopted Statement of Accounting Standards (“SKAS”) No. 15 “Equity Method Accounting”. In accordance with SKAS No. 15, the Company accounted for the funds using the equity method. As a result of the adoption of SKAS No. 15, equity in gains of affiliates, net of W3,642 million increased for the six-month period ended June 30, 2005. As allowed by the statement, the Company did not reclassify the prior year balances.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(g)	Investment Securities under the Equity Method of Accounting, Continued

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is generally recorded as investor-level goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. The amortization of goodwill or other intangibles is recorded against the equity income (losses) of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews investor-level goodwill or other intangibles for impairment.

Some investee companies depreciate their machinery and equipment by the straight-line method in accordance with Korean GAAP considering the attributes and nature of the underlying assets. Accordingly, the Company does not conform the depreciation method of those investees to the declining-balance method used by the Company.

Assets and liabilities of foreign-based companies accounted for using the equity method are translated at the current rate of exchange at the balance sheet date while profit and loss items in the consolidated statements of earnings are translated at the average rate during the year and capital account at the historical rate. The translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based companies are offset and the balance is accumulated as capital adjustment.

Under the equity method of accounting, the Company does not record its share of losses of an affiliate when such losses would make the Company’s investment in such entity less than zero unless the Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

(h)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Improvements that significantly extend the life of an asset or add to its productive capacity are capitalized. Expenditures for maintenance and repairs are charged to income as incurred. Property, plant and equipment contributed by the government on January 1, 1982 are stated at net revalued amounts.

Depreciation is computed using the declining-balance method (except for buildings, structures, underground access to cable tunnels, and concrete and steel telephone poles, and the assets of KTF and some subsidiaries which are depreciated using the straight-line method due to characteristics and nature of property, plant and equipments) based on the following estimated useful lives of the related assets:

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(h)	Property, Plant and Equipment, Continued

Estimated useful lives (years)
Buildings and structures	5-60
Machinery and equipment:
Underground access to cable tunnels, and concrete and steel telephone poles	20-40
Other	3-15
Vehicles	3-10
Tools, furniture and fixtures:
Steel safe boxes	20
Tools, computer equipment and furniture and fixtures	2-8
Prior to January 1, 2003, the Company capitalized interest costs on all borrowings incurred prior to completion of the acquisitions, as part of the cost of qualifying assts. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs”. In accordance with this standard, the Company elected to no longer capitalize interest costs. Accordingly, the Company recognizes interest costs and other financial charges on borrowings associated with the manufacture, purchase, or construction of property, plant and equipment as an expense in the period in which they are incurred.

The Company reviews for impairment of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(i)	Contributions Received for Capital Expenditures

Contributions received for capital expenditures are reflected as a reduction of the acquisition cost of the acquired assets and, accordingly, reduce depreciation expense related to the acquired assets over their useful lives. Contributions received, which have yet to be disbursed for capital expenditures, are presented as a deduction of the received assets.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(j)	Intangible Assets
(i)	Goodwill

Goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired related to entities that are being consolidated, is amortized on a straight-line basis over its estimated economic useful life.

Accounting for the difference between the acquisition cost and the amount of underlying equity of a purchased entity differs depending on whether (1) the acquisition of the controlling interest of an investee is the original acquisition or (2) the purchase represents an additional equity purchase of a controlled entity. When the Company first acquires a controlling financial interest of an entity, the difference between the acquisition cost and the corresponding proportionate share of the entity’s identifiable net assets’ fair value is recorded as goodwill. However, for additional equity purchases of existing consolidated subsidiaries, such difference is recorded as a reduction of stockholders’ equity (capital surplus).

Amortization of goodwill of ~~W~~147,153 million and ~~W~~65,057 million for the six-month periods ended June 30, 2004 and 2005, respectively, and amortization of negative goodwill of ~~W~~259 million for the six-month periods ended June 30, 2004 and 2005, are included in operating expenses and other income, respectively, in the consolidated statements of earnings.

(ii)	Other Intangible Assets

Other intangible assets, consisting of exclusive rights usage and software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over periods which range from 3 to 50 years. The Company has monopolistic and exclusive rights to control buildings and facilities utilization and copyrights by contract or related laws. Accordingly, the Company amortizes those intangible assets over the period of 30 or 50 years based on contract or related laws.

(iii)	Research and Development Costs

The Company charges research and certain development costs to expense as incurred. However, development costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives. In addition, the internal software development costs, after technological feasibility has been established, such as those associated with Broadband Integrated Services Digital Network (B-ISDN), Integrated Customer Information System (ICIS) and Enterprise Resource Planning (ERP), are accounted for as intangible assets and amortized by the straight-line method over their estimated economic useful lives from 3 to 6 years.

The Company expensed research and development costs of ~~W~~108,066 million and ~~W~~109,928 million for the six-month periods ended June 30, 2004 and 2005, respectively. In addition, the Company capitalized development costs, which consist of software, of ~~W~~21,074 million and ~~W~~15,739 million for the six-month periods ended June 30, 2004 and 2005, respectively.
The Company reviews for impairment of intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(k)	Valuation of Receivables at Present Value

Receivables arising from extended payment terms which generally involve sales of personal communication service (“PCS”) handsets, are stated at present value and the difference between the nominal value and present value is deducted directly from the nominal value of related receivables and is amortized using the effective interest method over the payment period. The amount amortized is included in interest income.

(l)	Convertible Notes and Bonds with Warrants

Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities” related to convertible bonds, bonds with warrants and convertible preferred stock, which requires the separate recognition of the convertible features and warrant rights. However, as allowed by the transition clause of the Statement, the Company recognizes interest expense on convertible notes and bonds with warrants as determined using the effective interest method, and amortization of a redemption premium is recorded as long-term accrued interest expense.

(m)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. Therefore, such deposit for severance benefit insurance amounting to ~~W~~638,945 million and ~~W~~631,615 million as of December 31, 2004 and June 30, 2005, respectively, are reflected in the accompanying consolidated financial statements sheets as a deduction from the accrual for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying consolidated financial statements as a reduction from retirement and severance benefit liability. The cumulative balances of such transfers to the National Pension Fund were ~~W~~525 million and ~~W~~391 million as of December 31, 2004 and June 30, 2005, respectively. Beginning in April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

(n)	Contingent Liabilities

Prior to January 1, 2005, contingent liabilities were recognized when probable and reasonably estimable. Effective January 1, 2005, the Company adopted Statements of Korea Accounting Standards (“SKAS”) No.17 “Provisions, Contingent Liabilities and Contingent Assets”. In accordance with the standard, contingent liabilities are recognized when all of the followings are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. The Company does not believe that the new criteria are significantly different from the previous criteria. Accordingly, the adoption of this standard had no impact on the accompanying consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(n)	Contingent Liabilities, Continued

The Company records an accrual for the marketing costs associated with providing gifts under the customer call bonus program when call bonus points are earned. The accrual is recorded in other long-term liabilities on the accompanying consolidated financial statements. The accrual is adjusted periodically based on points earned, points redeemed and changes in estimated costs.

(o)	Revenue Recognition

Operating revenues are recognized on a service-rendered basis. Revenues from public telephone cards are recognized when a cardholder places a call. Sales and cost of sales of Personal Communication Service (“PCS”) handsets are recognized when delivered to customers. The non-refundable service initiation fees for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon when the services are provided.

Prior to April 15, 2001, customers could choose between alternative plans for initiating basic telephone services. Under these alternatives, customers could elect to place a fully refundable deposit (which is reflected as a liability) or pay a reduced non-refundable service initiation fee (which is included in operating revenues). Prior to this change, all customers were required to place fully refundable deposits. Effective April 15, 2001, the Company revised the telephone installation deposit system. Under the revised system, new customers are required to pay a non-refundable service initiation fee. The non-refundable service initiation fee is included in operating revenues upon commencement of service.

(p)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date. Unrealized foreign currency translation gains and losses on monetary assets and liabilities are included in current results of operations. As of December 31, 2004 and June 30, 2005, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~1,043.8 to US$1 and ~~W~~1,024.4 to US$1, respectively, that are permitted by the Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate at the date of the transaction.

The Company accounts for foreign exchange translation gains and losses on all borrowings as an expense in the period in which they are incurred.

(q)	Derivatives

Derivative instruments, regardless of whether they are entered into for trading or hedging purposes, are valued at fair value. Derivative contracts not meeting the requirements for hedge accounting treatment are classified as trading contracts with the changes in fair value included in current operations.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(r)	Leases

The Company accounts for and classifies its lease transactions as either an operating or capital lease, depending on the terms of the lease under Korean Lease Accounting Standards. If a lease is substantially noncancelable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease.
-	Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

-	The lease has a bargain purchase option.

-	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

-	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.
If the above criteria are not met, the lease is classified as an operating lease and lease payments are expensed on a straight-line basis over the lease term.

(s)	Income Taxes

Income tax expense or benefit on earnings includes both current and deferred taxes. Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the balance sheet date. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized income in the period of the expected enactment date.

A deferred tax asset is recognized only to the extent that it is probable that such deferred tax asset is recoverable in a future period. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to unrealized gains and losses on investment securities that were reported as a separate component of stockholders’ equity. However, effective January 1, 2005, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 16 “Income Taxes”. In accordance with the statement, deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity. The adoption of SKAS No. 16 did not have a significant impact on the accompanying consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(s)	Income Taxes

Prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related assets or liabilities for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts should be presented as a net current asset or liability and a net non-current asset or liability. However, deferred income tax assets and liabilities as of December 31, 2004 were not reclassified based on the transitional clause of SKAS No. 16. If SKAS No. 16 had been in effect as of December 31, 2004, the net current portion of deferred income tax assets, net would have increased by W272,254 million and the net non-current deferred income tax assets, net would have decreased by the same amount.

(t)	Dividend Payable

Annual dividends are recorded when resolved by the board of directors and approved by the shareholders. However, interim dividends are recorded when approved by the board of directors based on the Company’s articles of incorporation.

(u)	Stock Options

The stock option program allows the Company’s officers to acquire shares of the Company. The option exercise price is generally fixed above the market price of underlying shares at the date of the grant. The Company values stock options based upon an option-pricing model (Black-Scholes model) under the fair value method and recognizes this value as an expense over the period in which the options vest.

When the options are exercised, equity is increased by the amount of the proceeds received, and the values of options exercised and credited to the capital adjustment account. When stock options are forfeited because the specified vesting requirements are not satisfied, previously recognized compensation costs and corresponding capital adjustment account are reversed to earnings. When stock options expire unexercised, previously recognized compensation costs and corresponding capital adjustment account are reversed to capital surplus.

(v)	Earnings Per Share

Basic earnings per common share are calculated by dividing net earnings available to common stock by the weighted-average number of shares of common stock holders outstanding during each period. Diluted earnings per share are calculated by dividing net earnings plus interest expenses, net of tax, of the convertible notes available to common stock holders by the weighted-average number of shares of common stock outstanding adjusted to include the potentially dilutive effect of the convertible notes.

Stock options were not considered when calculating diluted earnings per share because the exercise price of the stock options was greater than the average market price of the common share and, therefore the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued
(w)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from those estimates.

(x)	Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity in the consolidated balance sheets.

(y)	Foreign Currency Translation of Foreign Subsidiaries

Assets and liabilities of the Company’s foreign subsidiaries and operations are translated into Korean Won at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the fiscal year. Gains and losses resulting from such translation of financial statements are recognized as a foreign-based operations translation adjustment in stockholders’ equity.

(z)	Accounting for the Disposition of an Equity Interest in a Consolidated Subsidiary

Gains or losses on the Company’s sale of a subsidiary’s stock is recognized in income if, after the sale of the equity interest, the investment is no longer required to be consolidated. If the entity is still required to be consolidated, the Company records the difference between net proceeds and the carrying amount of the stock as an adjustment to stockholders’ equity (capital adjustments).

(aa)	Recent Changes in the Statements of Korea Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards established by the Korea Financial Supervisory Board. On January 1, 2006, SKAS No. 18 “Interests in Joint Ventures” and No. 19 “Leases” will become effective for the Company according to the effective date set forth in these standards. The Company does not expect the adoption of these standards to have a material impact on the consolidated financial statements.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ab) Fair Value of Financial Instruments
The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it was practicable to estimate such value:
(i)	Cash and cash equivalents, short-term financial instruments, notes and accounts receivable — trade, accounts receivable – other, short-term loans to employees, notes and accounts payable — trade, short-term borrowings and accrued expenses.

The carrying amount approximates fair value because of the short maturity of these instruments.

(ii)	Investment Securities

The fair value of equity securities of non-affiliates and debt securities are estimated based on quoted market prices. For those investments for which there were no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the fair value of unquoted investments is provided below.

(iii)	Long-term loans to employees included in other assets

The fair value of long-term loans to employees in other assets is estimated based on discounted cash flows using current rates offered for loans of the same remaining maturities.

(iv)	Long-term debt

The fair value of the long-term debt, including the current portion, is estimated based on quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

(v)	Interest rate swaps, interest rate swaption, currency swaps and interest currency swaps

The fair values of interest rate swaps, interest rate swaption, currency swaps and interest currency swaps are estimated based on quotes obtained from dealers.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ab) Fair Value of Financial Instruments, Continued
The estimated fair values of the Company’s significant financial instruments at December 31, 2004 and June 30, 2005 are summarized as follows:

	2004 (millions)
	Carrying
	amount		Fair value
Cash and cash equivalents	~~W~~	1,755,929	1,755,929
Short-term financial instruments		984,122	984,122
Notes and accounts receivable — trade		2,793,143	2,793,143
Accounts receivable — other		365,162	365,162
Trading securities		6,186	6,186
Available-for-sale securities:
• Practicable to estimate fair value		279,842	279,842
• Not practicable		196,718	N/A	*
Equity securities of affiliated company:
• Practicable to estimate fair value		—	2,990
• Not practicable		54,061	N/A	*
Held-to-maturity securities		96,064	96,207
Interest rate swaps		2,102	2,102
Interest rate swaption		353	353
Currency forwards		206	206
Loans to employees		611,366	542,417
Notes and accounts payable — trade		853,381	853,381
Short-term borrowings		438,592	438,592
Accrued expenses		288,488	288,488
Interest rate swaps		7,278	7,278
Currency swaps		40,799	40,799
Interest currency swaps		99,615	99,615
Currency forwards		10,025	10,025
Currency options		1,349	1,349
Long-term debt, including current portion		11,741,138	11,992,538

*	There are no quoted market prices. In addition, a reasonable estimate of fair value could not be made without incurring excessive costs.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ab) Fair Value of Financial Instruments, Continued

	2005 (millions)
	Carrying
	amount		Fair value
Cash and cash equivalents	~~W~~	1,203,298	1,203,298
Short-term financial instruments		237,266	237,266
Notes and accounts receivable — trade		2,671,060	2,671,060
Accounts receivable — other		204,931	204,931
Trading securities		55,367	55,367
Available-for-sale securities:
• Practicable to estimate fair value		74,840	74,840
• Not practicable		60,063	N/A	*
Equity securities of affiliated company:
• Practicable to estimate fair value		—	3,640
• Not practicable		168,880	N/A	*
Held-to-maturity securities		34,672	34,722
Interest rate swap		2,332	2,332
Interest currency swap		1,285	1,285
Currency swap		2,259	2,259
Loans to employees		543,178	487,868
Notes and accounts payable — trade		646,932	646,932
Short-term borrowings		278,248	278,248
Accrued expenses		743,005	743,005
Interest rate swap		9,886	9,886
Currency swap		28,691	28,691
Interest currency swap		53,322	53,322
Currency option		862	862
Long-term debt, including current portion		9,125,320	9,249,967

*	There are no quoted market prices. In addition, a reasonable estimate of fair value could not be made without incurring excessive costs.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ab) Fair Value of Financial Instruments, Continued
It was not practicable to estimate the fair value of investments in unlisted companies. Additional unaudited information as to total assets, stockholders’ equity (deficit), revenues and net income (loss) for these investments as of and for the year ended December 31, 2004 and as of and for the six-month period ended June 30, 2005 are summarized as follows:

	Unaudited 2004 (millions)
					Stock-
	Percentage	Carrying		Total	holders’		Net income
	ownership	amount		assets	equity (deficit)	Revenues	(loss)
Available-for-sale securities:

Intelsat Ltd.	0.7	~~W~~	6,222	4,977,479	2,406,816	1,089,629	(40,373)
Inmarsat Group holdings., Ltd.	2.3		653	2,278,094	38,099	501,755	11,899
Korea Software Financial Cooperative	1.4		1,000	106,060	101,205	6,249	3,457
KT Internal Venture Fund No. 1	89.3		3,303	4,101	4,101	51	17
KT Internal Venture Fund No. 2	94.3		5,000	5,374	5,374	64	64
Korea Information Certificate Authority, Inc.	9.4		2,000	20,224	13,213	15,015	(2,980)
Mirae Asset Securities Co., Ltd.	4.4		5,000	896,905	238,554	197,726	25,723
Korea Telecom Venture Fund No. 1	90.0		18,000	21,170	20,876	2,866	(1,277)
Kookmin Credit Information, Inc.	13.0		1,202	5,003	(214)	8,268	(2,305)
Korea Information Technology Fund	33.3		100,000	310,448	310,448	11,090	10,010
On Game Network Inc.	19.5		1,061	19,556	13,565	17,007	1,401
Sky Life Contents Fund	22.5		4,500	22,005	21,707	469	159
Sports Toto	6.7		13,500	45,066	(119,099)	18,023	(13,049)
EST soft Corp.	15.0		1,650	5,866	4,510	4,149	831
CEC Mobile	16.7		4,456	29,597	10,864	3,913	(156)
ONSE telecom	8.6		6,181	339,861	95,974	375,884	8,817
Other	—		22,990	- - - - - - - - - - - - -Not available - - - - - - - - - - - - - - -

Total		~~W~~	196,718

Equity securities of affiliated companies:

Mongolian Telecommunication Co., Ltd	40.0	~~W~~	8,183	26,971	20,457	32,739	3,771
Korea Telephone Directory Co., Ltd	34.0		8,777	55,807	25,816	52,565	550
Korea IT Venture Partners Inc.	28.0		9,228	36,827	33,017	3,492	1,013
Korea Information Data Corp.	19.0		9,138	70,628	48,095	140,795	11,994
Korea Information Service Corp.	19.0		6,007	42,722	31,613	93,053	7,835
Other	—		12,728	- - - - - - - - - - - - -Not available - - - - - - - - - - - - - - -

Total		~~W~~	54,061

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(2)	Summary of Significant Accounting Policies and Basis of Presenting Consolidated Financial Statements, Continued

(ab) Fair Value of Financial Instruments, Continued

	Unaudited 2005 (millions)
					Stock-
	Percentage	Carrying		Total	holders’		Net income
	ownership	amount		assets	equity (deficit)	Revenues	(loss)
Available-for-sale securities:

Korea Software Financial Cooperative	1.4	~~W~~	1,000	111,524	102,138	3,215	1,628
Korea Information Certificate Authority, Inc.	9.4		2,000	19,138	13,437	5,158	659
Mirae Asset Securities Co., Ltd	4.4		5,000	824,257	245,542	272,842	31,261
Kookmin Credit Information, Inc.	13.0		—	6,911	(898)	1,742	(684)
On Game Network Inc.	19.5		1,061	21,200	16,781	14,279	3,216
Sports Toto	6.7		13,500	68,823	(110,584)	44,937	8,515
ESTsoft Corp.	15.0		1,650	5,757	4,714	1,904	203
CEC Mobile	16.7		4,456	250,868	87,775	508,479	341
ONSE telecom	8.6		6,181	343,758	87,656	185,031	(5,836)
Other	—		25,215	- - - - - - - - - - - - -Not available - - - - - - - - - - - - - - -

Total		~~W~~	60,063

Equity securities of affiliated companies:
Mongolian Telecommunication Co., Ltd	40.0	~~W~~	8,465	29,541	21,162	15,494	743
Korea Telephone Directory Co., Ltd	34.0		8,883	61,256	26,216	24,821	310
Korea IT Venture Partners Inc.	28.0		9,116	36,979	32,615	1,475	(1,104)
Korea Information Data Corp.	19.0		9,824	74,904	51,706	75,374	3,611
Korea Information Service Corp.	19.0		6,562	49,638	34,256	53,570	2,643
Sky Life contents Fund	22.5		4,920	22,011	21,868	156	14
Korea Information Technology Fund	33.3		104,108	312,325	312,325	4,570	3,348
Other	—		17,002	- - - - - - - - - - - - -Not available - - - - - - - - - - - - - - -

Total		~~W~~	168,880

(ac) Consolidated Statements of Cash Flows
The Company paid ~~W~~326,664 million and ~~W~~331,903 million in interest (net of amounts capitalized) and ~~W~~197,111 million and ~~W~~310,988 million in income taxes for the six-month periods ended June 30, 2004 and 2005, respectively.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(3)	Basis of Translating Consolidated Financial Statements

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, the consolidated financial statements as of and for the six-month period ended June 30, 2005, have been translated into United States dollars at the rate of ~~W~~1,034.5 to US$1, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2005. The translation should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(4)	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Millions
	2004		2005
Cash on hand	~~W~~	65	26,111
Checking accounts		5,751	17,464
Passbook accounts		22,290	37,423
Cash in transit		424,884	402,426
Time deposits		1,302,939	719,874

	~~W~~	1,755,929	1,203,298

(5)	Restricted Deposits

There are certain amounts included in short-term financial instruments and long-term financial instruments, which are restricted in use for expenditures for certain business purposes as of December 31, 2004 and June 30, 2005 as follows:

	Millions
	2004		2005
Short-term financial instruments	~~W~~	5,800	12,555
Long-term financial instruments		92	89

	~~W~~	5,892	12,644

(6)	Inventories

Inventories as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Millions
	2004		2005
PCS handsets	~~W~~	282,652	320,027
Valuation allowance		(21,471)	(18,728)
Construction and repair materials		29,331	19,432
Other		83,807	88,469

	~~W~~	374,319	409,200

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(7)	Other Current Assets

Other current assets as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Millions
	2004		2005
Current portion of long-term loans to employees	~~W~~	136,047	121,585
Prepaid expenses		28,203	70,817
Prepayments		74,030	88,514
Accrued interest income		25,098	9,385
Refundable deposits		4,154	4,066
Short-term loans		271	6,770
Receivables from derivative contracts (note 23)		2,661	5,876
Deferred income tax assets, net (notes 2(s) and 26(c))		—	309,493
Other		189	395

	~~W~~	270,653	616,901

As described in note 2(s), based on the transitional clause of SKAS No. 16, deferred income tax assets and liabilities were not reclassified between current and non-current as of December 31, 2004.

(8)	Investments Securities

Investments securities as of December 31, 2004 and June 30, 2005 are summarized as follows:

(a) Trading securities (fair value)

	Millions
	2004		2005
Mutual funds	~~W~~	6,186	55,367

(b) Available-for-sale securities
(i)	Equity securities

	Percentage
	of ownership (%)		Millions
	2004	2005	2004		2005
Current assets:
Knowledge Plant, Inc.*	4.4	4.4	~~W~~	1,625	1,932
Mobilians Co., Ltd.*	12.4	—		4,893	—

			~~W~~	6,518	1,932

Investment assets:
Intelsat, Ltd.	0.7	—	~~W~~	6,222	—
Inmarsat Group Holdings., Ltd	2.3	—		653	—
Real Telecom Corporation	6.5	6.5		721	—
Korea Software Financial Cooperative	1.4	1.4		1,000	1,000
Korea Information Certificate Authority, Inc.	9.4	9.4		2,000	2,000
Mirae Asset Securities Co., Ltd.	4.4	4.4		5,000	5,000
KT Internal Venture Fund No. 1**	89.3	—		3,303	—
KT Internal Venture Fund No. 2**	90.0	—		5,000	—
Korea Telecom Venture Fund No. 1**	90.0	—		18,000	—

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(8)	Investments Securities, Continued

(b) Available-for-sale securities, Continued
(i)	Equity securities, Continued

	Percentage
	of ownership (%)		Millions
	2004	2005	2004		2005
Sky Life Contents Fund***	22.5	—		4,500	—
Korea Information Technology Fund***	33.3	—		100,000	—
Kookmin Credit Information Inc.	13.0	13.0		1,202	—
On Game Network Inc.	19.5	19.5		1,061	1,061
GaeaSoft Corp.*	2.1	2.1		514	1,637
KRTnet Corporation*	7.5	7.5		3,634	3,642
Sports Toto	6.7	6.7		13,500	13,500
VACOM Wireless, Inc.	16.8	16.8		719	719
ESTsoft Corp.	15.0	15.0		1,650	1,650
CEC Mobile	16.7	16.7		4,456	4,456
Onse Telecom	8.6	8.6		6,181	6,181
Wide Telecom, Inc*	0.5	0.5		11	17
Dalsvyaz*	2.6	2.6		204	201
Other	—	—		22,078	24,496

			~~W~~	201,609	65,560

*	Investments in these equity securities are recorded at fair value. All other equity securities that do not have readily determinable fair values are stated at cost.

**	As described at note 2(a), the Company accounted for these funds as subsidiaries and began consolidating in 2005.

***	In 2005, the Company reclassified Korea Information Technology Fund and Sky Life Contents Fund into investments accounted for under the equity method of accounting in accordance with SKAS No. 15 “Equity Method Accounting”. As allowed by this standard, prior year balances were not reclassified.
The Company recognized an impairment loss on available-for-sale securities of ~~W~~28,424 million and ~~W~~3,901 million for the six-month periods ended June 30, 2004 and 2005, respectively. These charges were related to other-than-temporary declines in the value of the investee companies.

During 2005, the Company disposed of Mobilians Co., Ltd, Intelsat Ltd., Inmarsat Group Holdings., Ltd., and others and recognized a gain, net on the disposition of available-for-sale securities amounting to ~~W~~62,464 million, collectively, for the six-month period ended June 30, 2005.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(8)	Investments Securities, Continued

(b) Available-for-sale securities, Continued
(ii)	Debt securities

		Millions
	Maturity	2004		2005
Current assets:
Beneficiary certificates	2005	~~W~~	251,285	64,094

Investment assets:
Government and municipal bonds	Various		1,775	1,782
Other	Various		15,373	1,535

		~~W~~	17,148	3,317

(c)	Changes in unrealized gains (losses) on available-for-sale securities before considering deferred tax for the six-month periods ended June 30, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Beginning balance	~~W~~	(24,799)	7,797
Realized gains (losses) on disposition of securities, net		13,547	(10,222)
Realized losses on impairment of securities		17,699	—
Changes in unrealized gains and losses, net		1,164	3,363

Net balance at end of period	~~W~~	7,611	938

(d)	Held-to-maturity securities

	Millions
	2004		2005
Current assets:
Government and municipal bonds	~~W~~	1,660	1,100
Convertible notes		—	3,184

		1,660	4,284

Investment assets:
Government and municipal bonds		2,501	2,418
Beneficiary certificates (note 23(j))		88,667	27,870
Other		3,236	100

	~~W~~	94,404	30,388

During 2003, KTF acquired beneficiary certificates issued by Shinhan Bank Trust in relation to the disposal of trade accounts and notes receivable (see note 23(j)). For the six-month periods ended June 30, 2004 and 2005, KTF recognized the difference between fair value and acquisition cost as impairment loss of ~~W~~1,389 million and ~~W~~10,729 million, which may arise from the uncollectability of the trade accounts and notes receivable.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(9) Investments in Equity Securities of Affiliated Companies
Investments in affiliated companies accounted for using the equity method as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Percentage		Millions
	Ownership (%)		2004			2005
	2004	2005	Net asset		Book value	Net asset	Book value
Listed*:
Hallim Venture Capital Corporation (“HVCC”)	25.3	25.3	~~W~~	2,466	—	1,067	—

Unlisted:
Mongolian Telecommunications Co.	40.0	40.0		8,183	8,183	8,465	8,465
Sky Life Contents Fund	—	22.5		—	—	4,920	4,920
Korea Information Technology Fund	—	33.3		—	—	104,108	104,108
Korea IT Venture Partners Inc.	28.0	28.0		9,228	9,228	9,116	9,116
KBSi Co., Ltd.	32.4	32.4		1,667	1,667	2,167	2,167
Korea Telephone Directory Co., Ltd.	34.0	34.0		8,777	8,777	8,883	8,883
eNtoB Corp.	23.8	23.8		3,803	3,803	4,144	4,144
KT Infotech Corporation	15.6	15.6		3,334	3,059	3,366	3,150
Korea Telecom Realty Development and Management Co., Ltd.	19.0	19.0		2,172	2,172	2,229	2,229
Korea Digital Satellite Broadcasting Co. (“KDB”)	29.9	29.9		(2,191)	—	(14,322)	—
Korea Information Data Corp.	19.0	19.0		9,138	9,138	9,824	9,824
Korea Information Service Corp.	19.0	19.0		6,007	6,007	6,562	6,562
KT Instrument & Communication Corp.	19.0	19.0		354	354	351	351
Bank Town Co., Ltd.	19.0	19.0		569	569	567	567
Korea Telecom Hitel Global Co., Ltd.	49.0	49.0		—	—	—	—
Harex InfoTech Co., Ltd.	—	21.2		—	—	1,302	3,025
Sports TOTO On-Line	30.0	30.0		1,104	1,104	989	989
Other	—	—		—	—	380	380

			~~W~~	54,611	54,061	154,118	168,880

*	The quoted market value (based on the closing KOSDAQ price) of HVCC as of June 30, 2005 is W3,640 million.
In 2005, KTF acquired 21.2% of Harex InfoTech Co., Ltd. This affiliate is accounted for using the equity method of accounting.
The Company has recorded unrealized losses of ~~W~~6,732 million and ~~W~~6,653 million relating to the above affiliates as of December 31, 2004 and June 30, 2005, respectively, which have been accounted for as capital adjustments. These capital adjustments have been recorded as unrealized losses on equity securities of affiliates within stockholders’ equity.
The Company received dividends of ~~W~~332 million and ~~W~~76 million from affiliates for the six-month periods ended June 30, 2004 and 2005.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(10) Insurance
Property, plant and equipment are insured against fire damage up to an amount of ~~W~~1,619,139 million and ~~W~~1,586,716 million as of December 31, 2004 and June 30, 2005, respectively. Additionally, the Company maintains insurance policies covering loss and liability arising from automobile accidents.
(11) Other Assets
Other assets as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Millions
	2004		2005
Frequency usage rights, net (note 12)	~~W~~	1,115,996	1,195,579
Long-term loans to employees		475,319	414,823
Leasehold rights and deposits		313,302	311,851
Goodwill		731,694	664,922
Negative goodwill		(1,553)	(1,294)
Other intangible assets, net		338,552	317,857
Long-term accounts receivable — trade		139,740	115,653
Long-term accounts receivable — other		17,368	10,709
Deferred income tax assets (note 26)		373,726	61,302
Other		71,434	74,260

	~~W~~	3,575,578	3,165,662

(12) Frequency Usage Rights
During 2001, KTICOM acquired an IMT-2000 frequency usage right and a license to operate the IMT-2000 business from the MIC for ~~W~~1,300 billion. KTICOM was merged into KTF on March 6, 2003. The Company paid 50%, or ~~W~~650 billion, of this amount in 2001 and the net present value of the remaining ~~W~~650 billion unpaid balance is recorded as long-term accounts payable — other in the accompanying consolidated balance sheet as of June 30, 2005. This right has a contractual life of 15 years and is amortized based on the date commercial service is initiated through the end of its contractual life. The Company began amortizing the frequency usage right on December 1, 2003.
During 2005, the Company acquired Wireless Broadband (“WiBro”) portable internet frequency usage right and a license to operate the WiBro business in the Republic of Korea from the MIC for ~~W~~125,800 million. The Company recorded the amount as an intangible asset included in other assets in the accompanying consolidated balance sheet as of June 30, 2005. The right has a contractual life of 7 years and will be amortized commencing on the date commercial service is initiated through the end of its contractual life. The Company has not amortized this intangible asset for the six-month period ended June 30, 2005 because the related commercial services have not been initiated during the period.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(12) Frequency Usage Rights, Continued
The net amount of the frequency usage rights as of December 31, 2004 and June 30, 2005 are as follows:

	Millions
	2004		2005
Frequency usage rights	~~W~~	1,216,223	1,342,023
Less: Accumulated amortization		(100,227)	(146,444)

	~~W~~	1,115,996	1,195,579

Long-term accounts payable — other related to the IMT-2000 frequency usage right is stated at the net present value of future cash flows, calculated using the effective interest rate (9.93%) at the time of receipt of the frequency usage right. The balances as of December 31, 2004 and June 30, 2005 are as follows:

	Millions
	2004		2005
Long-term accounts payable — other	~~W~~	650,000	650,000
Less: Present value discount		(111,793)	(101,429)

	~~W~~	538,207	548,571

The maturities of the Company’s long-term accounts payable — other related to frequency usage right outstanding as of June 30, 2005 are as follows:

Fiscal year ending June 30,	Millions
2006	~~W~~	—
2007		90,000
2008		110,000
2009		130,000
2010		150,000
2011		170,000

	~~W~~	650,000

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(13) Short-term Borrowings
Short-term borrowings (all of which mature within one year) as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Interest rate	Millions
	per annum (%)	2004		2005
Commercial paper	4.72~5.04%	~~W~~	215,000	13,000
Borrowings from banks	4.72~5.73%		195,883	35,000
Short-term borrowings in foreign currency	0.60~5.60%		27,709	230,248

		~~W~~	438,592	278,248

In October 2004, the Company entered into revolving stand-by credit line agreements with 12 banks for borrowings up to US$200 million. During 2005, the Company borrowed the entire amount under these facilities.
(14) Other Current Liabilities
Other current liabilities as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Millions
	2004		2005
Key money deposits	~~W~~	104,197	106,338
Unearned income		4,002	10,668
Payables from derivative contracts (note 23)		159,066	92,761
Other		9,704	15,768

	~~W~~	276,969	225,535

(15) Long-term Debt
Long-term debt as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Interest rate		Millions
	per annum (%)	Maturity date	2004		2005
Local currency (Won) debt:
Bonds	4.14~9.02	2005~2015	~~W~~	6,850,000	7,403,250
Convertible notes of KTF and KTFT	1.00	2005		38,600	38,600
Convertible notes issued in May 2002	3.00	2005		1,322,530	—
Borrowings from banks	4.64~6.57	2005~2008		72,223	87,569
Information and Telecommunication Improvement Fund	2.53~6.85	2005~2010		132,764	123,167

				8,416,117	7,652,586

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(15) Long-term Debt, Continued

	Interest rate		Millions
	per annum (%)	Maturity date	2004		2005
Foreign currency debt:
Convertible notes issued in January 2002 (USD)	0.25	2007	~~W~~	1,178,759	14,812
Bonds with warrants (Microsoft) (USD)	4.3	2005		521,900	—
Yankee bonds (USD)	7.50~7.63	2006~2007		365,330	358,540
Bonds (USD)	Libor+0.80	2006		156,570	153,660
MTNP notes (USD)	5.88~6.50	2014~2034		730,660	717,080
Bonds (JPY)	3.13	2005~2006		142,146	43,476
Loans (USD)	Libor+0.45~
	Libor+1.70	2005~2009		219,198	214,100

				3,314,563	1,501,668

Total			~~W~~	11,730,680	9,154,254

Add: Premium on bonds				52,828	3,134

Less:
Current portion, net of discount				4,756,067	2,234,970
Discount on bonds				42,370	32,068

			~~W~~	6,985,071	6,890,350

In June 2005, the Company increased its Medium Term Note Program (MTNP) from US$1 billion to US$2 billion. As of June 30, 2005, the Company has issued notes in the amount of US$700 million with a fixed interest rate under the MTNP. The notes are listed on the Singapore Stock Exchange. As of June 30, 2005, the unused portion of the MTNP amounts to US$1,300 million. In July 2005, the Company issued additional notes in the amount of US$400 million under the MTNP.
On January 4, 2002, the Company issued convertible notes with a face amount of US$1,317.8 million. Holders of convertible notes are entitled to convert notes into shares of the Company’s common stock from January 4, 2003 to January 1, 2007. In November 2004, certain holders of the convertible notes elected their option to redeem these convertible notes. As a result, on January 4, 2005, the principal amount of US$1,115.1 million was repaid. During 2002 and 2003, the Company purchased and retired convertible notes with a face value of US$191.5 million.
During 2002, bonds with warrants were issued in connection with a strategic alliance with Microsoft Corp. Microsoft was entitled to exercise the warrants from January 4, 2003 to December 31, 2003. The warrants expired on December 31, 2003 without being exercised. The face value of bonds of US$500 million issued to Microsoft Corp. were repaid on January 4, 2005.
On May 25, 2002, the Company issued convertible notes with a face amount of ~~W~~1,397,349 million and with a maturity date of May 25, 2005. Holders of the convertible notes were entitled to convert the notes into shares of the Company’s common stock from September 25, 2002 to April 25, 2005. The convertible notes, if not converted, were to be redeemed at 104.438% of their principal amount at the maturity date. Since the issuance of the notes through May 25, 2005, the Company has purchased and retired convertible notes with a face value of ~~W~~74,000 million and exchanged convertible notes with a face value of ~~W~~824

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
million with the Company’s shares. On May 25, 2005, the remaining principal of ~~W~~1,322,525 million was paid.
(15) Long-term Debt, Continued
Aggregate principal maturities for the Company’s long-term debt as of June 30, 2005 are as follows:

Fiscal year ending June 30,	Millions
2006	~~W~~	2,234,890
2007		738,577
2008		1,504,159
2009		375,357
2010		1,064,191
Thereafter		3,237,080

	~~W~~	9,154,254

(16) Refundable Deposits for Telephone Installation
Through September 15, 1998, KT collected deposits for telephone installation in accordance with the Korea Public Telecommunication Business Law. Such deposits (which are reflected as a liability) are to be refunded without interest to the telephone subscribers upon termination of service. For changes in site classifications of telephones that were installed prior to January 1, 1990, KT is obligated to refund the original deposit received plus the increased deposit due to changes in site classifications.
Beginning on September 15, 1998, KT allowed customers to choose between alternative plans for basic telephone service. Under such plan, customers were permitted the option to either place fully refundable deposits or pay a reduced non-refundable service initiation fee. The non-refundable service installation fees were recorded as operating revenues. Refundable deposits continue to be subject to the same provisions as described above. Effective April 15, 2001, all new customers are required to pay a non-refundable service initiation fee.
(17) Accrual for Retirement and Severance Benefits
Changes in retirement and severance benefits for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 are summarized as follows:

	Millions
	2004		2005
Estimated severance benefits liability at beginning of period	~~W~~	245,878	314,789
Provision for the period		281,453	180,547
Payments		(93,178)	(91,580)
Withdrawal from the National Pension Fund, net		204	134
Decrease (increase) for deposit of severance benefits insurance		(119,568)	7,330

Net balance at end of period	~~W~~	314,789	411,220

In 2005, KT Linkus offered a voluntary early retirement plan (“the Plan”) to its employees. Under the terms of the Plan, employees participating in the Plan would receive additional amounts of retirement and severance benefits. As a result, KT Linkus recorded costs of ~~W~~46,734 million related to this Plan during the six-month period ended June 30, 2005.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(18) Other Long-term Liabilities
Other long-term liabilities as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Millions
	2004		2005
Accrual for customer call bonus points	~~W~~	128,397	91,852
Advance receipt		16,390	9,729
Key money deposits from customers		24,868	21,605
Other		2,188	3,887

	~~W~~	171,843	127,073

(19) Stockholders’ Equity
Number of shares issued and paid-in-capital as of December 31, 2004 and June 30, 2005 is 284,849,400 shares and ~~W~~1,560,998 million, respectively.
As allowed by the Securities Exchange Law of the Republic of Korea, the Company retired its treasury shares by a charge to retained earnings rather than its common stock. Therefore, paid in capital is not accordance with the amount which is generated by multiplying the number of shares issued by common stock of ~~W~~5,000 par value.
Changes in stockholders’ equity for the six-month periods ended June 30, 2004 and 2005 are as follows:

	Common		Capital	Retained	Capital	Minority
	stock		surplus	earnings	adjustments	interests	Total
Balance at January 1, 2004	~~W~~	1,560,998	1,308,612	7,683,300	(4,005,593)	1,849,303	8,396,620
Net earnings		—	—	581,770	—	—	581,770
Dividends		—	—	(421,516)	—	—	(421,516)
Dividends in consolidated subsidiaries		—	—	—	—	(50,037)	(50,037)
Increase (decrease) in unrealized losses on available-for-sale securities		—	—	—	32,410	(3,042)	29,368
Increase in unrealized losses on equity securities of affiliates		—	—	—	(1,469)	(336)	(1,805)
Stock options		—	—	—	1,904	609	2,513
Changes in translation adjustments of foreign subsidiaries		—	—	—	1,377	(603)	774
Retirement of consolidated subsidiary’s treasury stock (note 2)		—	(8,017)	—	—	(88,748)	(96,765)
Minority interest in earnings Of consolidated subsidiaries		—	—	—	—	52,523	52,523
Other		—	(2,316)	—	31	1,100	(1,185)

Balance at June 30, 2004	~~W~~	1,560,998	1,298,279	7,843,554	(3,971,340)	1,760,769	8,492,260

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(19)	Stockholders’ Equity, Continued

	Common		Capital	Retained	Capital	Minority
	stock		surplus	earnings	adjustments	interests	Total
Balance at January 1, 2005		1,560,998	1,291,617	8,333,240	(3,969,052)	1,809,577	9,026,380

Net earnings		—	—	621,263	—	—	621,263
Dividends		—	—	(421,518)	—	—	(421,518)
Dividends in consolidated subsidiaries		—	—	—	—	(50,761)	(50,761)
Decrease in unrealized gains on available-for-sale securities		—	—	—	(7,416)	(1,860)	(9,276)
Stock options		—	21	—	1,026	577	1,624
Changes in subsidiaries included in consolidation		—	—	—	—	5,034	5,034
Changes in translation adjustments of foreign subsidiaries		—	—	—	33	(414)	(381)
Minority interest in earnings of consolidated subsidiaries		—	—	—	—	141,910	141,910
Other		—	18	—	85	(82)	21

Balance at June 30, 2005	~~W~~	1,560,998	1,291,656	8,532,985	(3,975,324)	1,903,981	9,314,296

(20)	Capital Surplus

Capital surplus as of December 31, 2004 and June 30, 2005 is summarized as follows:

	Millions
	2004		2005
Paid-in capital in excess of par value	~~W~~	1,440,258	1,440,258
Goodwill of additional equity in consolidated subsidiaries		(181,649)	(181,649)
Other, net		33,008	33,047

	~~W~~	1,291,617	1,291,656

The line item, “Other, net”, mainly consists of the effects of common stock issuance of subsidiaries, retirement of treasury stock in consolidated subsidiaries and mergers between subsidiaries.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(21)	Appropriated Retained Earnings

Retained earnings appropriated to various reserves as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Millions
	2004		2005
Involuntary reserve:
Legal reserve	~~W~~	780,499	780,499
Voluntary reserve:
Reserve for business rationalization		443,416	443,416
Reserve for technology and human resource development		—	350,000
Reserve for social overhead capital		—	30,000
Reserve for business expansion		4,000,000	4,000,000
Reserve for redemption of telephone bonds		207,947	207,947

	~~W~~	5,431,862	5,811,862

Retained earnings appropriated to the legal reserve are restricted in use as cash dividends under the applicable laws and regulations of the Republic of Korea. The Korean Commercial Code requires KT to appropriate to a legal reserve an amount equal to at least 10% of the cash dividend amount at the end of each accounting period until the reserve equals 50% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to stated capital.

The Company is allowed to appropriate from retained earnings amounts necessary to establish reserves for business expansion and research and development at its own discretion. These reserves may be used for research, development and facilities expansion of the Company.

Under the Special Tax Treatment Control Law, the Company is allowed to make certain deductions from taxable income. The Company is, however, required to transfer from retained earnings the amount of tax benefits obtained and transfer such amount into reserves for social overhead capital and technology and human resource development.

Through 2001, under the Special Tax Treatment Control Law, investment tax credits were allowed for certain investments. However, the Company was required to transfer from retained earnings the amount of tax benefits obtained into a reserve for business rationalization. Effective December 11, 2002, the Company is no longer required to establish a reserve for business rationalization despite tax benefits received for certain investments, and consequently the existing balance is now regarded as a voluntary reserve.
(22)	Treasury Stock
(a)	Trust fund

During 2000, in order to stabilize the price of the Company’s common stock in the market, the Company established a treasury stock fund of ~~W~~100 billion. This trust fund is managed by a bank, which is used primarily as a vehicle for trading the common stock of the Company. The trust fund (which is recorded at cost) held treasury stock of 1,259,170 shares as of December 31, 2004 and June 30, 2005, respectively.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(22)	Treasury Stock, Continued
(b)	Issuance to the notes holders

During 2004 and the first half of 2005, certain holders of convertible notes (as described in note 15), which were issued on May 25, 2002, converted their notes into shares of the Company’s common stock. As part of this transaction, 556 shares of treasury stock were issued to the note holders for the year ended December 31, 2004 and 85 shares of treasury stock were issued to the note holders for the six-month period ended June 30, 2005, respectively.

(c)	Changes in Treasury Stock

Changes in treasury stock for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 are as follows:

	2004			2005
	Number			Number
	of shares	Millions		of shares	Millions
Balance at beginning of period	74,090,974	~~W~~	3,962,598	74,090,418	~~W~~	3,962,568
Issuance to convertible note holders	(556)		(30)	(85)		(5)

Balance at end of period	74,090,418	~~W~~	3,962,568	74,090,333	~~W~~	3,962,563

(23)	Commitments and Contingencies
(a)	Legal and regulatory matters

On February 20, 2001, the Korean Fair Trade Commission (FTC) alleged that the Company had unfairly assisted its affiliates by paying them unreasonably high service fees in violation of the Fair Trade Laws. The FTC imposed a fine of approximately ~~W~~30,700 million, and the Company recognized an expense of ~~W~~30,700 million for this claim during 2001. In October 2004, the Seoul High Court partially reversed the FTC’s decision and decreased the fine from ~~W~~30,700 million to ~~W~~2,400 million. During 2005, the Company and the FTC appealed this decision to the Supreme Court of Korea. As of June 30, 2005, the ruling of the Seoul High Court’s decision is not reflected in the accompanying consolidated financial statements.

In the second half of 2004, the FTC began a separate antitrust investigation of the Company into alleged unfair collaborative practices of fixed-line telephone and broadband Internet service providers during the period from 2002 to 2004. On May 25, 2005, the FTC imposed a fine of ~~W~~116 billion to the Company related to local telephone service and leased line service for Internet cafes. In addition, the FTC is still investigating domestic long-distance telephone service, international long-distance telephone service and broadband Internet access service. The FTC is expected to bring this case to its committee for deliberation as early as September 2005. Although the Company intends to contest this ruling, the Company recognized this fine and an additional estimated fine within operating expenses during the six-month period ended June 30, 2005.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(23)	Commitments and Contingencies, Continued
The Company is also in litigation as a defendant in other cases for damages allegedly resulting from various claims, disputes and legal actions in the normal course of operations. These claims amounted to ~~W~~81,562 million as of June 30, 2005. The Company accrued ~~W~~7,710 million as contingent liabilities related to the claim as of June 30, 2005. Management believes that the ultimate settlement of these matters, and the matter described in the previous paragraph, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(b)	Interest rate swaption

During 2002, the Company entered into interest rate swaption contract with a bank for variable rates of interest in place of fixed rates of interest. The Company settled this contract during 2005 and recognized a transaction loss of ~~W~~(353) million for the six-month period ended June 30, 2005.

(c)	Interest rate swaps

The Company entered into various interest rate swap contracts with financial institutions for variable rates of interest in place of fixed rates or fixed rates of interest in place of variable rates. Details of these interest rate swap contracts outstanding as of June 30, 2005 are as follows:

	Nominal	Notional		Receiving	Fixed
	premium	amount		Interest	interest	Variable interest	Terminal
Bank	(millions)	(millions)		rate	rate(1 year)	rate	date
J.P. Morgan	$1.6	US$	150	Fixed	7.50%	6-month LIBOR +4.32%	June 1, 2006
J.P. Morgan	$0.5	US$	200	Fixed	7.63%	6-month LIBOR +4.61%	April 15, 2007
Citibank	—	~~W~~	110,000	Fixed	5.29%	3-month LIBOR +1.47%	April 30, 2008
Shinhan Bank	—	~~W~~	180,000	Fixed	6.35%	3-month LIBOR +2.47%
						+Contingent spread	September 30, 2007

	Nominal	Notional		Receiving	Fixed
	premium	amount		Interest	interest	Variable interest	Terminal
Bank	(millions)	(millions)		rate	rate(1 year)	rate	date
Shinhan Bank	—	~~W~~	57,810	Variable	4.70%	6-month LIBOR + 0.69%	June 24, 2009
UBS	—	~~W~~	57,810	Variable	4.70%	6-month LIBOR + 0.69%	June 24, 2009
UBS	—	~~W~~	57,810	Variable	4.64%	6-month LIBOR + 0.69%	June 24, 2009
BNP Paribas	—	~~W~~	110,000	Variable	5.29%	3-month LIBOR +1.54%	April 30, 2008
CSFB	—	~~W~~	57,810	Variable	4.64%	6-month LIBOR +0.69%	June 24, 2009
Under the interest rate swap contracts, the Company recognized a valuation loss and gain of ~~W~~(10,944) million and ~~W~~2,170 million, respectively, for the six-month period ended June 30, 2004, and a valuation loss and gain of ~~W~~(3,243) million and ~~W~~866 million, respectively, for the six-month period ended June 30, 2005.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(23)	Commitments and Contingencies, Continued
(d)	Currency swap

The Company entered into currency swap contracts for principal and interest denominated in Korean Won in place of principal and interest of long-term debt denominated in U.S. dollars. Details of these currency swap contracts outstanding as of June 30, 2005 are as follows:

	Receiving	Paying
	amount	amount		Receiving	Paying	Terminal
Bank	(millions)	(millions)		Interest rate	Interest rate	date
J.P. Morgan	US$150	~~W~~	179,760	3-month LIBOR	3-month LIBOR	June 24, 2006
				+ 0.80%(US$)	+2.64% (Won)
Merrill Lynch	US$20	~~W~~	20,030	6.50%(US$)	6.24%(Won)	September 7, 2034
Under the currency swap contracts, the Company recognized a valuation loss of ~~W~~(10,135) million and a valuation gain of ~~W~~5,513 million for the six-month periods ended June 30, 2004 and 2005, respectively. In addition, the Company settled a contract during 2005 and recognized a transaction gain of ~~W~~186 million for the six-month period ended June 30, 2005.

(e)	Interest currency swap

The Company entered into interest currency swap contracts with financial institutions for principal and interest denominated in Korean Won in place of principal and interest of long-term debt denominated in U.S. dollars in 2004 and 2005. Details of these interest currency swap contracts outstanding as of June 30, 2005 are as follows:

	Receiving		Paying		Fixed	Variable
	amount		Amount		interest	interest	Terminal
Bank	(millions)		(millions)		rate (1 year)	rate (6 months)	date
J.P. Morgan(*)	US$	100	~~W~~	115,620	5.9%(US$)	6-month LIBOR +1.87% (Won)
					5.5%(Won)		June 24, 2014
J.P. Morgan(**)	US$	200	~~W~~	231,240	5.5%(Won)	6-month LIBOR +0.69% (Won)
						5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$	100	~~W~~	116,400	5.0%(Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$	50	~~W~~	53,325	4.7%(Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Merrill Lynch	US$	50	~~W~~	50,170	5.0%(Won)	5.9%-Contingent Spread (US$)	June 24, 2014
Deutsche Bank	US$	50	~~W~~	53,325	4.7%(Won)	5.9%-Contingent Spread (US$)	June 24, 2014
CSFB	US$	50	~~W~~	50,170	5.0%(Won)	5.9%-Contingent Spread (US$)	June 24, 2014

(*)	The interest will be received at 5.9% (US$) every six months and paid at 6-month LIBOR + 1.87% (Won) over the first five years. Then, the interest will be received at 5.9% (US$) every six months and paid at 5.5% (Won) per year over the following five years.

(**)	The interest will be received at 5.9%-contingent spread (US$) every six months and paid at 6-month Libor + 0.69% (Won) over the first five years. Then, the interest will be received at 5.9%-contingent spread (US$) every six months and paid at 5.5% (Won) per year over the following five years.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(23)	Commitments and Contingencies, Continued
Under the interest currency swap contracts, the Company recognized a valuation loss of ~~W~~(18,943) million for the six-month period ended June 30, 2004 and a valuation loss and gain of ~~W~~(635) million and ~~W~~43,975 million, respectively, for the six-month period ended June 30, 2005. In addition, the Company settled five contracts during 2005 and recognized a transaction loss of ~~W~~(11,481) million for the six-month period ended June 30, 2005.

(f)	Currency forward

The Company entered into eight currency forward contracts with financial institutions in 2004 in order to pay back convertible notes and bonds with warrants, which were issued on January 4, 2002. The Company settled eight currency forward contracts during 2005 and recognized a transaction loss of ~~W~~(5,613) million for the six-month period ended June 30, 2005.

KTFT and KTSC, subsidiaries of KT, entered into eight and two currency forward buying contracts with financial institution in 2004 and 2005, respectively. KTFT and KTSC settled these contracts during 2005 and recognized a net transaction gain of ~~W~~106 million for the six-month period ended June 30, 2005.

(g)	Currency option

In 2004, KTF entered into two currency option contracts with Shinhan Bank. In 2005, KTF settled one contract and recognized a transaction loss of ~~W~~(7,948) million for the six-month period ended June 30, 2005. The remaining currency option contracts consist of a call and put option. The details of the currency option contract outstanding as of June 30, 2005 are as follows:

	Contract		Fixed
	amount		exchange	Terminal
Bank	(millions)	Position	rate	date
Shinhan Bank	JPY 2,000	JPY Call / JPY Put	10.65~13.40	April 20, 2006
Under this currency option contract, KTF recognized a valuation loss of ~~W~~(868) million for the six-month period ended June 30, 2005.

In 2005, KTFT has entered into four currency option contracts with Korea Exchange Bank. The details of the currency option contracts outstanding as of June 30, 2005 are as follows:

	Contract
	amount		Fixed
	(thousands		exchange	Terminal
Bank	of Dollars)	Position	rate (USD/KRW)	date
Korea Exchange Bank	4,700~9,400	buying	1,010.33	2005.9.29
Korea Exchange Bank	7,200~14,400	"	1,011.73	2005.10.29
Korea Exchange Bank	6,600~13,200	"	1,012.23	2005.11.29
Korea Exchange Bank	6,000~12,000	"	1,012.23	2005.12.29
Under these currency option contracts, KTFT recognized a valuation loss of ~~W~~(861) million for the six-month period ended June 30, 2005.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(23)	Commitments and Contingencies, Continued
(h)	Credit facilities

As of June 30, 2005, the Company has entered into bank overdraft agreements with two banks for borrowings up to ~~W~~750,000 million and a collection agreement for foreign currency denominated checks up to US$ 1 million. In addition, the Company has received letters of credit up to US$ 35 million with four banks.

As described in note 13, in October 2004, the Company entered into revolving stand-by credit line agreements with 12 banks for borrowing up to US$200 million. During 2005, the Company borrowed the entire amount under these facilities.

As of June 30, 2005, KTP has received letter of credits up to US$11 million with two banks.

As of June 30, 2005, KTF has entered into bank overdraft agreements with Shinhan Bank for borrowings up to ~~W~~50,000 million.

In addition, as of June 30, 2005, KTH has entered into bank overdraft agreements with Korea First Bank for borrowings up to ~~W~~1,000 million.

(i)	Guarantees Provided by Third Parties

As of June 30, 2005, three financial institutions are providing guarantees for the Company covering contract biddings up to US$4.6 million and ~~W~~29,436 million.

(j)	Guarantees Provided to Third Parties

As of June 30, 2005, KTP and KTH are providing guarantees amounting ~~W~~1,276 million for repayment of certain loans for employee stock ownership plans.

(k)	Collateral Provided to Third Parties

As of June 30, 2005, KTN has issued 2 promissory notes and 3 blank checks as collateral for certain loans.

(l)	Disposal of KTF accounts receivable

On November 4, 2003, KTF established PCS service installment receivables transfer program. Under this program, KTF sells receivables on a monthly basis and receives cash and beneficiary certificates. As a result, the beneficiary certificates will change depending on the amount of disposals. KTF recognized a loss on disposal of trade accounts and notes receivable of ~~W~~5,902 million and ~~W~~5,939 million for the six-month periods ended June 30, 2004 and 2005, respectively. As of December 31, 2004 and June 30, 2005, the uncollected trade receivables under this program were ~~W~~342,672 million and ~~W~~295,371 million, respectively.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(23)	Commitments and Contingencies, Continued
(m)	Leases
(i)	Operating leases

The Company maintains operating lease agreements for certain machinery and equipment from Macquarie IT Korea Lease Company and others. Annual future lease payments under the operating leases as of June 30, 2005 are as follows:

Fiscal period ending June 30,	Millions
2006	~~W~~	68,607
2007		37,172
2008		7,035
2009		5,805
20010		5,805
Thereafter		16,910

	~~W~~	141,334

(ii)	Capital leases

The Company has capital lease agreements with GE Capital Korea Ltd. for certain machinery and equipment, of which acquisition cost amounts to ~~W~~33,002 million. Depreciation on the machinery and equipment for the six-month period ended June 30, 2004 and 2005 amounted to ~~W~~1,584 million and ~~W~~7,634 million. Annual future minimum payments under the lease agreements as of June 30, 2005 are as follows:

Fiscal period ending June 30,	Millions
2006	~~W~~	7,233
2007		7,193
2008		7,193
2009		6,215
2010		2,931

		30,765

Less: amount representing interest		(3,237)

	~~W~~	27,528

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(24)	Operating Revenues

Operating revenues for the six-month periods ended June 30, 2004 and 2005 are as follows:

	Millions
	2004		2005
Internet services	~~W~~	1,295,493	1,392,580
Data communication services		495,444	494,185
Telephone services		3,157,227	2,941,798
PCS services		2,268,325	2,560,367
Sales of PCS handsets		1,090,435	760,480
Satellite services		60,777	56,857
Other		318,441	283,275

	~~W~~	8,686,142	8,489,542

(25)	Operating Expenses

Operating expenses for the six-month periods ended June 30, 2004 and 2005 are as follows:

	Millions
	2004		2005
Salaries and wages	~~W~~	969,083	1,073,292
Compensation expense (note 28)		2,513	1,624
Provision for retirement and severance benefits		167,625	180,547
Employee benefits		251,193	299,576
Communications		38,941	38,509
Utilities		89,288	93,382
Taxes and dues		74,640	211,940
Rent		118,586	113,923
Depreciation		1,614,941	1,541,627
Amortization		233,520	164,134
Repairs and maintenance		170,427	208,676
Automobile maintenance		12,410	13,490
Commissions		501,584	504,133
Commissions to sales agents		459,385	525,288
Entertainment		1,034	3,089
Advertising		149,957	127,252
Education and training		22,172	24,885
Research and development		108,066	109,926
Travel		16,912	23,417
Supplies		18,184	20,559
Interconnection charges		433,253	517,527
Cost of goods sold		1,105,136	750,937

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(25)	Operating Expenses, Continued

	Millions
	2004		2005
Cost of services (commissions for system integration service and other miscellaneous services)	~~W~~	200,347	190,257
International line usage		89,681	83,786
Promotion		269,627	267,017
Provision for doubtful accounts		111,647	57,790
Other		106,258	111,908

		7,336,410	7,258,491
Less: amounts included in construction in progress		(57,155)	(63,769)

	~~W~~	7,279,255	7,194,722

(26)	Income Taxes
(a)	The Company is subject to a number of income taxes based upon taxable income which results in the following normal tax rates (including resident tax):

Taxable earnings	Prior to 2005	2005 and thereafter
Up to ~~W~~100 million	16.5%	14.3%
Over ~~W~~100 million	29.7%	27.5%
In December 2003, the Korean government reduced the corporate income tax rate (including resident tax) beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%.

The components of income tax expense for the six-month periods ended June 30, 2004 and 2005 are as follows:

	Millions
	2004		2005
Current income tax expense	~~W~~	332,756	322,958
Deferred income tax benefit		(13,124)	(6,306)

	~~W~~	319,632	316,652

(b)	The provision for income taxes calculated using tax rates differs from the actual provision for the six-month periods ended June 30, 2004 and 2005 for the following reasons:

	Millions
	2004		2005
Provision for income taxes at normal tax rates	~~W~~	283,316	296,952
Tax effect of prior year’s additional income tax		13,342	3,879
Utilization of loss carryforwards		(28,154)	(14,985)
Tax effect of permanent differences, net		16,834	73,260
Investment tax credits		(59,667)	(88,898)
Impairment of deferred tax asset		93,961	46,444

Actual provision for income taxes	~~W~~	319,632	316,652

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(26)	Income Taxes, Continued
In April 2004, the Company received a preliminary notice as a result of an audit by the National Tax Service with respect to prior year income taxes, of an additional assessment related to such prior years in the amount of ~~W~~73,793 million. Although the Company had appealed to the National Tax Tribunal, it has provided for the tax assessment in the financial statements for the six-month period ended June 30, 2004. In addition, in 2005, as a result of the final tax return for the year ended December 31, 2004, the Company recognized prior year’s income tax expense of ~~W~~14,105 million during the six-month period ended June 30, 2005.

For the six-month periods ended June 30, 2004 and 2005, the Company concluded that it was not probable that it would be able to realize the tax benefit of its equity in losses of affiliates within the near future, which is construed usually to mean 5 years. As a result, the Company wrote off the related deferred income tax assets in the amount of ~~W~~93,961 million and ~~W~~46,444 million by a charge to deferred income tax expense for the six-month periods ended June 30, 2004 and 2005, respectively.

The effective tax rates, after adjustments for certain differences between amounts reported for financial accounting and income tax purposes, were approximately 33.5% and 29.3% for the six-month periods ended June 30, 2004 and 2005, respectively.

(c)	The tax effects of temporary differences that result in significant portions of deferred income tax assets and liabilities as of December 31, 2004 and June 30, 2005 are presented below:

	Millions
	2004		2005
Deferred income tax assets:
Accrual for retirement and severance benefits	~~W~~	8,357	6,557
Allowance for doubtful accounts		149,093	179,562
Refundable deposits for telephone installation		18,157	16,790
Equity in losses of affiliates		352,926	366,499
Available-for-sale securities		36,669	22,285
Accrued expenses		17,105	57,453
Tax credit carryforwards		61,526	39,663
Loss carryforwards		22,283	26,980
Other, net		90,242	43,683

Total deferred income tax assets		756,358	759,472

Allowance		(307,920)	(347,782)

Net deferred income tax assets		448,438	411,690

Deferred income tax liabilities:
Accumulated depreciation		64,708	40,609
Accrued interest income		10,004	286

Total deferred income tax liabilities		74,712	40,895

Deferred income tax asset, net	~~W~~	373,726	370,795

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(26)	Income Taxes, Continued

Following the Company’s acquisition of a controlling financial interest in KTM in 2000, KTM concluded that it was not likely that it would be able to realize the tax benefit of its loss carryforward and, therefore, wrote off the related deferred tax assets in the amount of ~~W~~233,496 million as of December 31, 2000 by a charge to deferred income tax expense in 2000. In 2001, KTM was merged into KTF with the combined entity operating under the name of KTF. Upon the merger in 2001, the Company recognized a deferred tax asset for the net operating loss of KTM. However, subsequent to the initial realization, the Company provided a valuation allowance as a component of income tax expense for this deferred tax asset due to the uncertainty of realization. During the six-month period ended June 30, 2004 and 2005, KTF was able to utilize KTM’s loss carryforward as a benefit to income tax expense in the amount of ~~W~~33,628 million and ~~W~~19,792 million. In addition, during 2005, KTF further reduced its valuation allowance by ~~W~~7,833 million for the portion of the net operating loss that KTF estimates that it will utilize in the second half of 2005. As of June 30, 2005, KTF’s remaining loss carryforwards are ~~W~~81,430 million, which will expire during 2005.

Prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to unrealized gains and losses on investment securities that were reported as a separate component of stockholders’ equity. However, the Company adopted Statement of Korea Accounting Standards (“SKAS”) No. 16 “Income Taxes”, effective January 1, 2005. In accordance with the statement, deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity. The adoption of SKAS No. 16 did not have a significant impact on the stockholders’ equity as of January 1, 2005.

Prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. Effective January 1, 2005, per SKAS No. 16, deferred tax assets and liabilities shall be classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference. The deferred tax amounts should be presented as a net current asset or liability and a net non-current asset or liability. However, deferred income tax assets and liabilities as of December 31, 2004 were not reclassified based on the transitional clause of SKAS No. 16. If SKAS No. 16 had been in effect as of December 31, 2004, the net current portion of deferred income tax assets, net would have increased by ~~W~~205,145 million and the net non-current deferred income tax assets, net would have decreased by the same amount.

In accordance with SKAS No. 16, the Company recognized deferred income tax liabilities of ~~W~~557 million related to unrealized gains on available-for-sale securities, as of June 30, 2005.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(26) Income Taxes, Continued
(d)	Under SKAS No. 16, the deferred tax amounts should be presented as net current assets or liabilities and net non-current assets or liabilities. As of June 30, 2005, details of classification of deferred tax assets (liabilities) are as follows:

	Won (millions)
					Deferred tax assets
	Temporary		Estimated reversal timing		(liabilities)
	differences at
	June 30,		Within			Non
	2005		one year	Thereafter	Current	current
Assets:
Allowance for doubtful accounts	~~W~~	625,951	121,938	531,013	179,562	—
Refundable deposits for telephone installation		61,054	9,943	51,111	—	16,790
Accrual for retirement and severance benefits		23,843	—	23,843	—	6,557
Equity securities of affiliates		1,332,724	166,591	1,166,133	—	18,717
Available-for-sale securities		81,041	(79)	81,120	(22)	22,307
Accrued expenses		208,918	200,517	8,401	57,453	—
Tax credit carryforwards		—	—	—	8,914	30,749
Loss carryforwards		91,458	28,484	62,974	7,833	19,147
Other, net		158,853	98,815	60,038	56,037	(12,354)

		2,610,842	626,209	1,984,633	309,777	101,913

Liabilities:
Accumulated depreciation		(147,669)	(9,432)	(138,237)	—	(40,609)
Accrued interest income		(1,039)	(1,031)	(8)	(284)	(2)

		(148,708)	(10,463)	(138,245)	(284)	(40,611)

	~~W~~	2,462,134	615,746	1,846,388	309,493	61,302

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(27) Earnings Per Share
Earnings per share of common stock for the six-month periods ended June 30, 2004 and 2005 are calculated as follows:

	Millions
	(except number of shares
	and earnings per share)
	2004		2005
(a) Basic earnings per share

Net earnings	~~W~~	581,770	621,263
Weighted-average number of shares of common stock (in thousands)		210,759	210,759

Basic earnings per share (in Won)	~~W~~	2,760	2,948

	Millions
	(except number of shares
	and earnings per share)
	2004		2005
(b) Diluted earnings per share, Continued

Net earnings	~~W~~	581,770	621,263
Adjustments:
Interest expense on convertible notes		25,913	31

Net earnings available for common and common equivalent shares		607,683	621,294
Weighted-average number of common and common equivalent shares (in thousands)		257,046	211,010

Diluted earnings per share (in Won)	~~W~~	2,364	2,944

Diluted earnings per share are calculated based on the effect of potentially dilutive securities that were outstanding during the period. The denominator for the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been converted into common stock. In addition, the numerator is adjusted to include the after-tax amount of interest recognized associated with the convertible notes.
Potentially dilutive securities as June 30, 2004 and 2005 are as follows:

	No. of potentially dilutive shares
	(thousands)
	2004	2005
Convertible notes (note 15)	46,287	251
Stock options (note 28)	512	619
Stock options were not considered in the determination of diluted earnings per share in 2004 and 2005 because of the anti-dilutive effect on the exercise of stock options.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(28) Stock Options
The Company granted stock options to its executive officers and directors in accordance with the stock option plan approved by the Board of Directors. The details of the stock options granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant
Grant date	2002.12.26	2003. 9.16	2003.12.12	2005. 2. 4	2005. 4. 28
Exercise price (in Won)	70,000	57,000	65,000	54,600	50,400
Number of shares	371,632	29,000	101,700	60,792	55,692
Exercise period	2004.12.27	2005.9.17	2005.12.13	2007. 2. 5	2007. 4. 29
	~2009.12.26	~2010.9.16	~2010.12.12	~2012. 2. 4	~2012. 4. 28
Valuation method	Fair value	Fair value	Fair value	Fair value	Fair value
	(Black-Scholes	(Black-Scholes	(Black-Scholes	(Block-Scholes	(Block-Scholes
	model)	model)	model)	model)	model)
The first grant of stock options consisted of 680,000 shares of common stock, including 220,000 shares under performance conditions at the option price of ~~W~~70,000 per share. However, the number of stock options decreased to 371,632 shares and the total cost of compensation decreased from ~~W~~10,602 million to ~~W~~8,311 million because of the resignation of two officers and not achieving performance criteria.
The second grant of stock options consisted of 36,400 shares of common stock at the option price of ~~W~~57,000 per share. However, the number of stock options decreased to 29,000 shares and the total cost of compensation decreased from ~~W~~426 million to ~~W~~361 million because of the resignation of an outside director and certain outside directors voluntarily renounced their stock options.
The third grant of stock options consisted of 120,000 shares of common stock, including 40,000 shares under performance conditions at the option price of ~~W~~65,000 per share. However, the number of stock options decreased to 101,700 shares and the total cost of compensation decreased from ~~W~~1,160 million to ~~W~~1,111 million because of not achieving the performance criteria.
The fourth grant of stock options consisted of 70,800 shares of common stock, including 20,000 shares under performance conditions at the option price of ~~W~~54,600 per share. As of June 30, 2005, the total shares that are expected to be exercised are 60,792 shares and the total cost of compensation is ~~W~~749 million.
The fifth grant of stock options consisted of 65,700 shares of common stock, including 20,000 shares under performance conditions at the option price of ~~W~~50,400 per share. As of June 30, 2005, the total shares that are expected to be exercised are 55,692 shares and the total cost of compensation is ~~W~~586 million.
The above options are fully vested upon completion of two years mandatory service periods starting from the grant dates. The first, third, fourth and fifth granted option holders can exercise one third of the total options annually from 2004, 2005 and 2007, respectively. The second granted options holders can exercise total options when vested.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(28) Stock Options, Continued
The valuation assumptions of stock options based on the fair value method under the Black-Scholes model are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant
Risk free interest rate	5.46%	4.45%	5.09%	4.43%	4.07%
Expected option life	4.5 years to	4.5 years	4.5 years to	4.5 years to	4.5 years to
	5.5 years		5.5 years	5.5 years	5.5 years
Expected volatility	49.07%	34.49%	31.26%	33.41%	33.51%
	~ 49.90%		~ 33.90%	~ 42.13%	~ 35.92%
Expected dividend yield ratio	1.10%	1.57%	1.57%	5.86%	5.86%
Fair value per option (in Won)	~~W~~22,364	~~W~~12,443	~~W~~10,926	~~W~~12,322	~~W~~10,530
Total compensation cost (in millions)	~~W~~8,311	~~W~~361	~~W~~1,111	~~W~~749	~~W~~586
Changes in the total cost of compensation for the six-month periods ended June 30, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Adjusted total cost of compensation

Total cost of compensation before adjustment	~~W~~	12,215	13,550
Cost of compensation — forfeited		(2,318)	(2,432)

		9,897	11,118

Accumulated cost recognized up to prior periods		(5,479)	(9,199)

Cost recognized for the period
Cost of compensation — forfeited		1,167	67
Cost of compensation for the period		(2,464)	(566)

		(1,297)	(499)

Cost to be recognized in future periods	~~W~~	3,121	1,420

In addition, KTF, a subsidiary of KT, granted stock options to its officers. KTF also uses the fair value based method for the calculation of compensation expenses which is amortized to expense over the vesting period. KTF recognized ~~W~~6,190 million (accumulated) as capital adjustments as of June 30, 2005 and recognized stock option expense of ~~W~~1,125 million for the six-month period ended June 30, 2005. As of June 30, 2005, the amount recognized as a capital adjustment related to these stock options is ~~W~~3,014 million (net of minority interest).

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(29) Accounting Change
In 2005, the Company changed the estimated useful lives used to compute depreciation on external modems, a component of machinery and equipments from six years to three years. The newly estimated useful life reflects technological advances such as the replacement cycle of modems. As a result of this change in accounting estimate, depreciation expense for the six-month period ended June 30, 2005 increased by ~~W~~17,866 million, as compared to the amount which would have been reported using the previous useful life.
(30) Segment Information
The Company has two reportable operating segments — wireline communications and PCS services (including IMT-2000 services). Wireline communications include all services provided to fixed line customers, including internet services, data communication services, wire and other facilities, leased line services and telephone services. PCS services provide both PCS service and IMT-2000 service through the merger between two separate legal entities, KTF and KTICOM during 2003. PCS service is a digital wireless telephone system that uses light handsets with a long battery life to communicate via low-power antennas. PCS telephones have the capacity to receive and send data as well as voice transmission. IMT-2000 service is a third-generation, high-capacity wireless communication system that enables subscribers to utilize a full range of mobile multi-media services including video phone and wireless data transmission. The operations of all other entities which fall below the reporting thresholds are included in the “Miscellaneous” segment below, and include entities providing, among others, submarine cable construction and group telephone management.
The Company’s reportable segments consist of separate legal entities that offer different products and services and/or serve different customers. No single customer accounted for revenues in excess of 10% of total revenues. The entities are managed differently since they utilize different technology and marketing strategies and have different capital requirements. Management primarily evaluates the performance of the segments based on operating income (loss).
The Company accounts for intersegment revenues and costs as if the related transactions were with third parties. The adjustments included in “Reconciling Adjustments” line item “Other income (expense), net” include minority interest in earnings of consolidated subsidiaries of ~~W~~52,523 million and ~~W~~141,910 million for the six-month periods ended June 30, 2004 and 2005, respectively, and elimination of the parent company’s equity in net earnings of KTF and other subsidiaries of ~~W~~20,166 million and ~~W~~123,701 million for the six-month periods ended June 30, 2004 and 2005, respectively. Reconciling adjustments also include reclassification of amortization of goodwill between the line items “Other income (expense), net” and “Operating expenses – depreciation and amortization” in the amount of ~~W~~147,153 million and ~~W~~ 65,057 million for the six-month periods ended June 30, 2004 and 2005, respectively. Additionally, reconciling adjustments include intersegment eliminations in all line items.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(30) Segment Information, Continued
The following table provides information for each operating segment as of and for the six-month period ended June 30, 2004:

	2004 (millions)
	Wireline		PCS		Reconciling
	Communications		Services	Miscellaneous	Adjustments	Consolidated
Operating revenues:
External customers	~~W~~	5,799,321	2,615,271	271,550	—	8,686,142
Intersegment		257,797	318,995	394,036	(970,828)	—

		6,057,118	2,934,266	665,586	(970,828)	8,686,142

Operating expenses:
Depreciation and amortization		1,135,994	533,569	32,767	146,131	1,848,461
Other		3,591,849	2,194,236	633,283	(988,574)	5,430,794

		4,727,843	2,727,805	666,050	(842,443)	7,279,255

Operating income (loss)		1,329,275	206,461	(464)	(128,385)	1,406,887

Interest income		37,103	3,365	9,550	(8,175)	41,843
Interest expense		(212,190)	(111,462)	(13,499)	8,175	(328,976)
Other income (expenses), net		(291,249)	2,904	(12,118)	82,111	(218,352)

Earnings (loss) before income taxes		862,939	101,268	(16,531)	(46,274)	901,402

Income taxes (benefit)		307,810	9,188	2,860	(226)	319,632

Net earnings (loss)	~~W~~	555,129	92,080	(19,391)	(46,048)	581,770

Total assets	~~W~~	20,351,999	8,166,556	1,299,982	(2,856,317)	26,962,220

Capital expenditures	~~W~~	656,928	584,725	101,252	(3,236)	1,339,669

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(30) Segment Information, Continued
The following table provides information for each operating segment as of and for the six-month period ended June 30, 2005:

	2005 (millions)
	Wireline		PCS		Reconciling
	Communications		Service	Miscellaneous	Adjustments	Consolidated
Operating revenues:
External customers	~~W~~	5,683,022	2,547,335	259,185	—	8,489,542
Intersegment		285,386	380,063	317,935	(983,384)	—

		5,968,408	2,927,398	577,120	(983,384)	8,489,542

Operating expenses:
Depreciation and amortization		1,021,017	569,475	70,604	44,665	1,705,761
Other		3,998,829	1,945,560	538,078	(993,506)	5,488,961

		5,019,846	2,515,035	608,682	(948,841)	7,194,722

Operating income (loss)		948,562	412,363	(31,562)	(34,543)	1,294,820

Interest income		41,876	4,136	12,157	(8,238)	49,931
Interest expense		(220,577)	(97,206)	(12,125)	8,238	(321,670)
Other income (expenses), net		112,583	23,570	(14,969)	(206,350)	(85,166)

Earnings (loss) before income taxes		882,444	342,863	(46,499)	(240,893)	937,915

Income taxes		293,566	35,578	(4,825)	(7,667)	316,652

Net earnings (loss)	~~W~~	588,878	307,285	(41,674))	(233,226)	621,263

Total assets	~~W~~	18,194,081	7,542,969	1,359,582	(3,102,352)	23,994,280

Capital expenditures	~~W~~	717,791	238,993	136,258	(89,869)	1,003,173

(31) Non-cash Financing and Investing Activities
Significant non-cash investing activities for the six-month periods ended June 30, 2004 and 2005 are summarized as follows:

	Millions
	2004		2005
Realized gains (losses) on available-for-sale securities	~~W~~	27,844	(10,222)
Unrealized gains on available-for-sale securities		4,752	3,363
Available-for-sale securities transferred to equity securities of affiliates		—	107,909
Construction-in-progress transferred to property, plant and equipment		962,121	707,081

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(32) Contribution Payments for Research and Development and Donations
For the six-month periods ended June 30, 2004 and 2005, the Company made contributions of ~~W~~35,816 million and ~~W~~33,119 million, respectively, to the Korean government (Information and Telecommunication Improvement Fund), the Korea Electronic Telecommunication Research Institute (ETRI), and other institutes. In addition, the Company contributed ~~W~~25,000 million to an employee labor welfare fund for the six-month periods ended June 30, 2004 and 2005, respectively.
(33) Contributions Received for Losses on Universal Telecommunications Services
Starting on January 1, 2000, all telecommunications service providers must contribute towards the supply of universal telecommunications services in Korea. Telecommunications service providers designated as universal service providers by the MIC are required to provide universal telecommunications services, including local services, local public telephone services, telecommunications services for remote islands and wireless communication services for ships. The Company has been designated a universal service provider. The losses incurred by universal service providers in connection with providing these universal telecommunications services are to be apportioned among the service providers based on their respective annual revenues. As the only universal telecommunication service provider in Korea, the Company incurred estimated contribution costs of ~~W~~43,352 million and ~~W~~60,458 million for the six-month periods ended June 30, 2004 and 2005, respectively. These costs are subject to review by the MIC before being finalized. For the six-months periods ended June 30, 2004 and 2005, amounts reimbursed to the Company were ~~W~~11,385 million and ~~W~~30,064 million, respectively.
(34) Subsequent Event — Interim Dividend
On July 28, 2005, an interim dividend of ~~W~~210,759 million was declared by the Board of Directors to the common shareholders as of June 30, 2005. The dividend per share is ~~W~~1,000, which is 20% of par value. The Company expects to pay this dividend to its common shareholders on August 12, 2005.
(35) Reconciliation to United States Generally Accepted Accounting Principles
The consolidated financial statements are prepared in accordance with Korean GAAP which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences between Korean GAAP and U.S. GAAP that affect the Company’s consolidated financial statements are described below.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35) Reconciliation to United States Generally Accepted Accounting Principles, Continued
(a)	Companies Included in Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company or a controlled subsidiary owns more than 30% of total outstanding voting stock and is the largest stockholder are included in the consolidation. However, U.S. GAAP generally requires that majority-owned subsidiaries be consolidated and that any entity of which the Company owns twenty to fifty percent of total outstanding voting stock not be consolidated; rather that entity should be accounted for under the equity method. The following table shows the Company’s percentage of ownership and carrying value of each of its affiliates that are excluded from consolidation and instead are accounted for under the equity method under U.S. GAAP:

	Percentage of ownership		Carrying Value (Millions)
Entity	December 31, 2004	June 30, 2005	December 31, 2004	June 30, 2005
Listed:
KTF	48.7	48.7	1,678,164	1,757,269
KTSC	36.9	36.9	22,710	23,199

Unlisted:
KTP	44.8	44.8	43,313	39,730
The quoted market values (based on closing Korea Stock Exchange and KOSDAQ prices) of KTF and KTSC shares held by the Company as of June 30, 2005 are ~~W~~2,151,362 million and ~~W~~9,783 million, respectively.

In addition, under Korean GAAP, the Company consolidates KTFT (owned 70.8% by KTF) and KTFM (owned 51.0% by KTF) as of June 30, 2005. These entities are also accounted for under the equity method under U.S. GAAP.

Presented below is the summarized combined financial information of the above companies in accordance with Korean GAAP as of December 31, 2004 and June 30, 2005, and for the six-month periods ended June 30, 2004 and 2005.

	Millions
	2004		2005
Current assets	~~W~~	1,808,900	1,974,128
Other assets		6,558,844	5,978,732

Total assets		8,367,744	7,952,860

Current liabilities		2,516,174	2,028,098
Other liabilities		2,479,817	2,349,093

Total liabilities		4,995,991	4,377,191

Stockholders’ equity		3,371,753	3,575,669

Total liabilities and stockholders’ equity	~~W~~	8,367,744	7,952,860

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35) Reconciliation to United States Generally Accepted Accounting Principles, Continued
(a)	Companies Included in Consolidation, Continued

	Millions
	2004		2005
Operating revenues	~~W~~	3,251,465	3,143,595
Operating income		216,107	409,638
Net earnings		105,599	301,886

	Millions
	2004		2005
Cash flows from operating activities	~~W~~	318,344	928,585
Cash flows from investing activities		(604,222)	(218,761)
Cash flows from financing activities		300,679	(641,963)

Net increase in cash and cash equivalents		14,801	67,861
Cash and cash equivalents at beginning of the period		45,530	53,427

Cash and cash equivalents at end of the period	~~W~~	60,331	121,288

The Company’s proportionate share of U.S. GAAP adjustments of KTF, KTSC, KTFT, KTFM and KTP are presented in the line item “U.S. GAAP adjustments of equity method affiliates” in the U.S. GAAP reconciliation of net earnings and shareholders’ equity for the applicable periods. Condensed consolidated balance sheets as of December 31, 2004 and June 30, 2005, and condensed consolidated income statements and condensed statements of cash flows of the Company under U.S. GAAP for the six-month periods ended June 30, 2004 and 2005 are presented elsewhere in note 35.
(b)	Debt and Equity Securities

Under Korean GAAP, non-marketable securities should be classified as available-for-sale and carried at cost or fair value if applicable, with unrealized holding gains and losses reported as a capital adjustment. However, investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost. For U.S. GAAP purposes, non-marketable securities are classified as cost method investments and carried at cost.

For U.S. GAAP purposes, the Company accounts for investments under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that marketable equity securities and all debt securities be classified in three categories and accounted for as follows:
•	Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

•	Debt and equity securities that are bought and held principally for the purpose of selling in the short term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

•	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity until realized.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35) Reconciliation to United States Generally Accepted Accounting Principles, Continued
(b)	Debt and Equity Securities, Continued

Information under U.S. GAAP with respect to investments under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, at December 31, 2004 and June 30, 2005 is as follows:

	2004 (millions)
			Gross	Gross
	Cost or		unrealized	unrealized
	amortized		holding	holding	Fair
	cost		gains	losses	value
Equity securities (available-for-sale)	~~W~~	1,776	—	511	1,265
Debt securities (available-for-sale)		581,721	26,184	—	607,905
Debt securities (held-to-maturity)		13,297	—	—	13,297

	~~W~~	596,794	26,184	511	622,467

	2005 (millions)
			Gross	Gross
	Cost or		unrealized	unrealized
	amortized		holding	holding	Fair
	cost		gains	losses	value
Equity securities (available-for-sale)	~~W~~	1,755	—	493	1,262
Debt securities (available-for-sale)		392,218	20,462	—	412,680
Debt securities (held-to-maturity)		6,702	—	—	6,702

	~~W~~	400,675	20,462	493	420,644

In addition, the Company has trading securities (recorded at fair value) of ~~W~~6,160 million and ~~W~~5,068 million as of December 31, 2004 and June 30, 2005.

The proceeds from sales of available-for-sale securities were ~~W~~577,616 million for the year ended December 31, 2004 and ~~W~~473,188 million for the six-month period ended June 30, 2005. The gross realized gains (losses) on those sales were ~~W~~(6,254) million for the year ended December 31, 2004 and ~~W~~5,714 million for the six-month period ended June 30, 2005. The average-cost method is used to calculate gains or losses from the sale of available-for-sale securities.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35) Reconciliation to United States Generally Accepted Accounting Principles, Continued
(b)	Debt and Equity Securities, Continued

On September 30, 2004, the FASB voted unanimously to delay the effective date of EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings. The FASB will be issuing implementation guidance related to this topic. Once issued, the Company will evaluate the impact of adopting EITF 03-1. The Company has included the disclosure requirements of EITF 03-1 in the following paragraph.

The following table shows the investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of June 30, 2005:

	2005 (millions)
	Less than 12 months			12 months or more		Total
	Fair		Unrealized	Fair	Unrealized	Fair	Unrealized
	value		losses	value	losses	value	losses
Equity securities	~~W~~	—	—	1,262	493	1,262	493

Total temporarily impaired securities	~~W~~	—	—	1,262	493	1,262	493

(c)	Accounting for Business Combinations

Under Korean GAAP, upon acquiring a controlling financial interest in a subsidiary, either the difference between the Company’s cost of an acquired business and the fair value of tangible and identifiable intangible assets acquired is presented as goodwill. In addition, acquisitions are accounted for assuming such transactions occur as of the date of the audited or reviewed financial statements of the acquired business which are closest to the date of acquisition.

Under U.S. GAAP, the cost of an acquired business is allocated to the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed, with any excess presented as goodwill and the acquisitions are accounted for as of the date the transaction occurred.

(d)	Goodwill Impairment including Investor-level Goodwill

Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight-line basis over its estimated economic useful life. The useful life of goodwill cannot exceed 20 years. When it is no longer probable that goodwill will be recovered from expected future economic benefits, it is expensed immediately. Also, for investments in affiliated companies accounted for using the equity method, the excess of acquisition cost of the affiliates over the Company’s share of their net assets at the acquisition date is being amortized by the straight-line method over its estimated useful life.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35) Reconciliation to United States Generally Accepted Accounting Principles, Continued
(d)	Goodwill Impairment including Investor-level Goodwill, Continued

Under U.S. GAAP, goodwill and indefinite-lived intangible assets are not amortized, but instead are tested for impairment at least annually. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested for impairment on an annual basis by comparing the fair value of the Company’s reporting units to their carrying amounts.

The changes in the carrying amount of goodwill, including investor-level goodwill for the year ended December 31, 2004 and for the six-month period ended June 30, 2005 are immaterial.

(e)	Additional Equity Investments in and Transactions of Subsidiaries

Under Korean GAAP, subsequent to acquiring a controlling financial interest in a subsidiary, additional equity investments by the Company in subsidiaries stock and other equity transactions of subsidiaries are accounted for assuming such transactions occur as of the date of audited or reviewed financial statements of the acquired subsidiary closest to the date of acquisition.

Under U.S. GAAP, such equity investments in and transactions of affiliates and subsidiaries are recorded and accounted for as of the date the transaction occurs. As a result, the Company has a different basis in its equity investments in the subsidiaries under Korean GAAP as compared to U.S. GAAP. Therefore, any gains or losses recorded by the Company (which are recorded as capital transactions in stockholders’ equity) when an equity investee sells shares of its stock will be different under U.S. GAAP as compared to Korean GAAP.

(f)	Depreciation

In 1995, KT adopted a method of depreciation, as allowed under Korean GAAP, whereby property, plant and equipment placed in service at any time in the first half of the year received a full year of depreciation expense, and property, plant and equipment placed in service at any time in the second half of the year received one-half year of depreciation. Also, as permitted under Korean GAAP, depreciation of these assets was based on lives which are shorter than their economic useful lives. In 1996, KT readopted the policy previously utilized, also acceptable under Korean GAAP, whereby property, plant and equipment is depreciated from the actual date it is placed in service, while continuing to use useful lives which are shorter than the economic useful lives of such assets. In 1998, under Korean GAAP, as required under a ruling by the National Tax Service (which is also applicable under Korean GAAP), the Company changed the estimated useful lives of certain assets, including underground access to cable tunnels and concrete and steel telephone poles acquired after 1995, from 6 years to periods ranging from 20 years to 40 years, and changed the depreciation method from the declining-balance method to the straight-line method.

In 1999, under Korean GAAP, the Company changed its depreciation method for buildings and structures acquired before December 31, 1994, from the declining-balance method to the straight-line method in order to be consistent with the method applied to buildings and structures acquired after January 1, 1995.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35) Reconciliation to United States Generally Accepted Accounting Principles, Continued
(f)	Depreciation, Continued

Under U.S. GAAP, property, plant and equipment is generally depreciated over its estimated useful life in a systematic and rational manner. In addition, the depreciation method in the year of acquisition based on the Company’s in-service dates for its capital additions in 1995 described above, does not comply with U.S. GAAP in that significant depreciation expense is recognized prior to the actual use of the asset. The change in estimated useful lives in 1998, and the changes in 1998 and 1999 from the declining-balance method to the straight-line method would also not be appropriate under U.S. GAAP. Accordingly, adjustments have been reflected for U.S. GAAP purposes for the effect of each of these items.

Under U.S. GAAP, the useful lives of property, plant and equipment are summarized as follows:

Estimated Useful Lives
Buildings and structures	5 - 60 years
Underground access to cable tunnels, and concrete and steel telephone poles	10 - 40 years
Machinery and equipment	8 - 10 years
Vehicles	3 - 5 years
Tools, furniture and fixtures:
Steel safe boxes	20 years
Tools, computer equipment, furniture and fixtures	2- 8 years
(g)	Interest Capitalization

Under Korean GAAP, prior to January 1, 2003, interest was capitalized on borrowings related to the construction of all property, plant and equipment and the IMT-2000 frequency usage right, incurred prior to completing the acquisition, as part of the cost of such assets. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 7 “Capitalization of Financing Costs”. As allowed by this standard, the Company has elected to expense all interest costs as incurred beginning in 2003.

Under U.S. GAAP, interest is capitalized in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended use. Under U.S. GAAP, details of interest capitalization for the six-month periods ended June 30, 2004 and 2005 are as follows:

	Millions
	2004		2005
Total interest costs incurred	~~W~~	223,262	227,353
Less amounts charged to expense		216,135	222,317

Interest capitalized	~~W~~	7,127	5,036

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35) Reconciliation to United States Generally Accepted Accounting Principles, Continued
(h)	Intangible Assets

Under Korean GAAP, research and certain development costs are expensed as incurred. However, development costs which are recoverable from future earnings are deferred and amortized over their estimated useful lives.

Under US GAAP all research and development costs are expensed as incurred.

Under U.S. GAAP, identifiable intangible assets as of December 31, 2004 and June 30, 2005, are as follows:

	2004 (Millions)
	Gross Carrying		Accumulated
	Amount		Amortization	Net Amount
Amortized intangible assets:

Internal-use software	~~W~~	386,343	150,795	235,548
Buildings and facility utilization rights		111,796	46,920	64,876
Purchased consumer data		954	137	817
Other		16,572	6,422	10,150

Total	~~W~~	515,665	204,274	311,391

	2005 (Millions)
	Gross Carrying		Accumulated
	Amount		Amortization	Net Amount
Amortized intangible assets:

Frequency usage right	~~W~~	125,800	—	125,800
Internal-use software		394,348	177,356	216,992
Buildings and facility utilization rights		115,540	52,651	62,889
Purchased consumer data		960	157	803
Other		13,354	4,854	8,500

Total	~~W~~	650,002	235,018	414,984

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35) Reconciliation to United States Generally Accepted Accounting Principles, Continued
(h)	Intangible Assets, Continued

Amortization expense:

For the six-month period ended June 30, 2004	~~W~~31,275 million
For the six-month period ended June 30, 2005	~~W~~41,588 million
Estimated amortization expense:

For the fiscal period ending June 30	Millions
2006	51,272
2007	48,458
2008	40,920
2009	35,935
2010	24,884
The weighted-average amortization period of total amortized intangible assets, internal-use software and utilization rights are 9 years, 6 years and 20 years, respectively. The Company has no identifiable intangible assets that are not subject to amortization. The Company has not amortized the frequency usage right for the six-month period ended June 30, 2005 because the related commercial services have not been initiated during the period.

(j)	Bonds with Stock Warrants

Under Korean GAAP, prior to January 1, 2003, all proceeds received for bonds issued with detachable stock warrants, were recorded as a debt obligation and were not allocated between the debt and stockholders’ equity components. Effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, which requires that the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. In accordance with SKAS No. 9, “Convertible Securities“, the new requirements are applicable on a prospective basis to bonds with warrants issued or modified after December 31, 2002.

Under U.S. GAAP and consistent with SKAS No. 9, “Convertible Securities“, the proceeds from the issuance of bonds with detachable stock warrants should be allocated between the debt obligation and the warrants. The allocations is based on the relative fair values at the date of issuance and the portion of proceeds allocated to the stock warrants is recorded in stockholders’ equity.

With respect to the bond with detachable stock warrants issued on January 4, 2002 (note 15), proceeds from bonds with detachable stock warrants were not allocated between debt and stockholders’ equity under Korean GAAP. However, under U.S. GAAP, the amount, net of tax, of ~~W~~13,850 million was allocated to the detachable stock warrants included in the stockholders’ equity.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(k)	Revenue Recognition
Under Korean GAAP, non-refundable service initiation fees related to activating of ongoing service for telephone, broadband Internet access, PCS services and leased-line service are recognized as revenue upon when the services are provided.
Under U.S. GAAP, non-refundable service installation fees related to activation of ongoing service are deferred and recognized as revenue over the expected estimated terms of customer relationships. The expected terms of customer relationships for telephone, broadband Internet access, PCS services and leased-line service are 15 years, 3 years, 4 years and 3 years, respectively. Incremental direct costs related to customer acquisition are expensed as incurred.
(l)	Foreign Currency Transactions
Under Korean GAAP, prior to January 1, 2003, all unrealized foreign currency translation gains and losses on monetary assets and liabilities, except for amounts included in the cost of property, plant and equipment, were included in results of operations. Effective January 1, 2003 the Company adopted Statement of Korea Accounting Standards No. 7, “Capitalization of Financing Costs”. As allowed by the Standard, the Company elected to include all unrealized foreign currency translation gains and losses (including property, plant and equipment) in the results of operations.
Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as translation gains and losses under Korean GAAP) are included in the results of operations for the current period and therefore, the amounts included in property, plant and equipment under Korean GAAP are reversed.
Under Korean GAAP, the convertible notes denominated in a foreign currency are regarded as non-monetary liabilities since they have equity-like characteristics, and the Company does not recognize the associated foreign currency translation gain or loss.
Under U.S. GAAP, the convertible notes denominated in a foreign currency are translated at the rate of exchange on the balance sheet date, and the resulting foreign currency transaction gain or loss is included in the results of operations.
(m)	Equity-Linked Securities
Under Korean GAAP, equity-linked securities are considered as available-for-sale securities and recorded at fair value at the balance sheet date. Fair value is calculated based on quoted market prices. Unrealized holding gains and losses are recorded as a separate component of stockholders’ equity.
Under U.S. GAAP, equity-linked securities are separated into two components, the host contract and the embedded derivative. The host contract is recorded as an available-for-sale debt security and unrealized holding gains and losses are excluded from earnings and included as a separate component of stockholder’s equity. The fair value of the debt security is based on the third party’s appraisal value. The embedded derivative is recorded at fair value and unrealized gains and losses are recorded in results of operations. The fair value of the derivative is based on commonly accepted valuation methods.
All equity-linked securities matured during 2004, and the Company does not have any equity-linked securities as of December 31, 2004 and June 30, 2005.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(n)	Convertible Notes
Under Korean GAAP, prior to January 1, 2003, the convertible notes entered into between KT and KTF during 2002 were treated as long-term investment securities and were reported at cost. However, effective January 1, 2003, the Company adopted Statement of Korea Accounting Standards No. 9, “Convertible Securities”, which requires that convertible notes are treated as available-for-sale securities and are reported at fair value. The Company recognizes interest income on convertible notes as determined using the effective interest method and unrealized holding gain and losses of the difference between fair value and book value as a component of stockholders’ equity. However, since these convertible notes are between the parent and the consolidated subsidiary under Korean GAAP, the convertible notes and related interest income/expense are eliminated in consolidation.
For U.S. GAAP purposes, convertible notes are considered a hybrid instrument with a conversion option embedded in a debt instrument. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, the conversion option is separated from the debt instrument and accounted for separately. The conversion option is recorded at fair value with gains and losses included in earnings. The debt instrument has been classified as an available-for-sale debt security and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders’ equity. Since KTF is treated as an equity method investment under U.S. GAAP, the equity income of affiliate would include the earnings impact of the above accounting.
(o)	Income Taxes
Under Korean GAAP, prior to January 1, 2005, deferred taxes were not recognized for temporary differences related to unrealized gains and losses on investment securities that were reported as a separate component of stockholders’ equity. However, effective January 1, 2005, the Company adopted SKAS No. 16 “Income Taxes”. In accordance with the statement, deferred taxes are recognized on the temporary differences related to unrealized gains and losses on investment securities that are reported as a separate component of stockholders’ equity. As allowed by transitional clause of this standard, the Company did not adjust prior year financial statements.
Under U.S. GAAP, which is consistent with Korean GAAP beginning in 2005, deferred taxes are recognized on the temporary difference related to unrealized gains and losses on investment securities that are reported within stockholders’ equity (a component of other comprehensive income). As of December 31, 2004, the U.S. GAAP reconciliation for stockholders’ equity included a line item called “deferred income taxes on investment securities” amounting to ~~W~~ 5,904 million related to this GAAP difference. With the adoption of SKAS No. 16 in 2005, there is no longer a GAAP difference.
Under Korean GAAP, prior to January 1, 2005, all deferred tax assets and liabilities were recorded as non-current. However, effective January 1, 2005, per SKAS No. 16, deferred tax assets and liabilities were classified as current or non-current based on the classification of the related asset or liability for financial reporting or the expected reversal date of the temporary difference.
Under U.S. GAAP, which is consistent with Korean GAAP beginning in 2005, deferred tax assets and liabilities were classified as current or non-current based on the classification of the related asset or liability for financial reporting or expected reversal date of the temporary difference.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(o)	Income Taxes, Continued
Under Korean GAAP any income tax refund (payment) attributable to a prior year is included in other income (expense). Under U.S. GAAP, any income tax refund (payment) attributable to a prior year is included in income tax benefit (expense).
Under Korean GAAP, recognition of deferred tax benefit from equity in losses of affiliates requires realization of the benefit within near future, which is construed to mean 5 years. Since the Company does not believe it is probable to realize such benefit within 5 years, the deferred tax asset has been written off.
Under U.S. GAAP, since there is no periodic limitation to realize deferred tax assets from investment in affiliates, the Company believes it is more likely than not that the temporary difference in the investment in affiliates will be realized. Accordingly, the Company has not provided a valuation allowance.
(p)	Minority Interest in Consolidated Subsidiaries
Under Korean GAAP, minority interests in consolidated subsidiaries are presented for all periods as a component of stockholders’ equity in the consolidated balance sheet.
Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in stockholders’ equity in the consolidated balance sheet
(q)	Other
Korean GAAP requires gains and losses from the sale of assets and impairment write-downs to be included as part of “non-operating income (expenses)”. For U.S. GAAP purposes, gains and losses from the sale of assets and impairment write-downs are required to be recorded as a component of “operating income”.
(r)	Statement of Cash Flows
Statements of cash flows under Korean GAAP include the cash flows of KTF, KTFT, KTSC, KTFM and KTP, which are accounted for under the equity method under U.S. GAAP.
Under Korean GAAP, cash flows from trading securities is included in investing activities, and refundable deposits for telephone installation, guarantee and leasehold deposits and acquisition of additional equity interest in consolidated subsidiaries are included in financing activities. For U.S. GAAP purposes, cash flows from trading securities and, refundable deposits for telephone installation and guarantee and leasehold deposits are included in operating activities and cash flows from acquisition of additional equity interest are included in investing activities.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(s)	Comprehensive Income
Under U.S. GAAP, the Company applies the provisions of SFAS No. 130, “Reporting Comprehensive Income”, which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses). Such presentation is not required under Korean GAAP. Comprehensive income for the six-month periods ended and accumulated other comprehensive income balance as of June 30, 2004 and 2005 are summarized as follows:

	Millions
	As of and for the six-month
	periods ended June 30
				2005
	2004		2005	(note 3)
Net earnings as adjusted in accordance with U.S. GAAP	~~W~~	739,641	642,363	$620.9
Other comprehensive income, net of taxes:
Foreign currency translation adjustments		1,377	33	—
Unrealized gains (losses) on investments:
Unrealized holding gains (losses) net of tax, of ~~W~~3,842 million, and ~~W~~1,384 million in 2004 and 2005		4,574	3,648	3.5
Less: reclassification adjustment, net of tax, of ~~W~~1,997 million and ~~W~~(1,877) million in 2004 and 2005		2,675	(4,949)	(4.8)

Comprehensive income as adjusted in accordance with U.S. GAAP	~~W~~	748,267	641,095	$619.6

Accumulated other comprehensive income (loss) balances:
Foreign currency translation adjustments	~~W~~	(4,482)	(2,814)	$(2.7)
Unrealized gains on investments		8,429	14,264	13.8

	~~W~~	3,947	11,450	$11.1

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(t)	Recent Changes in U.S. GAAP
In December 2004, the FASB issued FASB Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling cost, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The Company believes that the adoption of this statement will not have significant impact on its financial position or operating results.
Effective January 1, 2005, the Company adopted FIN No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of this statement did not have any impact on the Company’s consolidated financial statements.
In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No.3”. SFAS 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. The Company is required to adopt SFAS 154 as of January 1, 2006.
(u)	Impact on Reconciliation of Adoption of Statement of Korean Accounting Standards
As described in note 2, the Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which will gradually replace the existing financial accounting standards, established by the Korea Financial Supervisory Board. Effective January 1, 2004, the Company adopted SKAS No. 10 “Inventories”, No. 12 “Construction-Type Contracts” and No. 13 “Troubled Debt Restructuring”. Effective January 1, 2005, the Company adopted SKAS No. 17 “Provisions, Contingent Liabilities and Contingent Assets”. The adoption of these standards did not have any impact on net income, stockholders’ equity or balance sheet classification under Korean GAAP as these standards mainly clarified existing standards.
Effective January 1, 2005, the Company adopted SKAS No. 15 “Equity Method Accounting”. The impact of adopting SKAS No. 15 on the reconciliation to U.S. GAAP in 2005 is immaterial as it relates to balance sheet classification.
Effective January 1, 2005, , the Company adopted SKAS No. 16 “Income Taxes”. The impact of adopting SKAS No. 16 on the reconciliation to U.S. GAAP in 2005 is described in footnote 35 (o). In addition, with the adoption of SKAS No. 16 in 2005, there is no longer a GAAP difference in the balance sheet classification of current and non-current deferred taxes between U.S. GAAP and Korean GAAP.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(v)	U.S. GAAP Reconciliations
The effects of the significant adjustments to net earnings and stockholders’ equity which would be required if U.S. GAAP were to be applied instead of Korean GAAP are summarized as follows:

	Millions
	For the six-month
	periods ended June 30
				2005
	2004		2005	(note 3)
Net earnings in accordance with Korean GAAP	~~W~~	581,770	621,263	$600.5
Adjustments:
Intangible assets		3,684	1,934	1.9
Depreciation		(52,860)	(60,558)	(58.5)
Equity in earnings of equity method affiliates
Reversal of goodwill amortization		65,057	65,057	62.9
Basis difference in business combination		30,058	—	—
Additional acquisitions of equity investees		(26,958)	(20,340)	(19.7)
U.S. GAAP adjustments of equity method affiliates		2,041	(3,820)	(3.7)
Interest capitalization (including related depreciation), net		15,181	7,847	7.6
Capitalized foreign exchange transactions, net		2,145	(65)	(0.1)
Foreign currency translation of convertible note		50,845	222	0.2
Service installation fees		(13,307)	(2,206)	(2.1)
Equity-linked securities		29,836	—	—
Convertible notes of KTF		494	1,267	1.2
Bonds with stock warrants		(3,266)	—	—
Deferred income tax — methodology difference		92,727	35,975	34.8
Deferred income tax effects of U.S. GAAP adjustments		(37,806)	(4,213)	(4.1)

		157,871	21,100	20.4

Net earnings as adjusted in accordance with U.S. GAAP	~~W~~	739,641	642,363	$620.9

Basic earnings per share in accordance with U.S. GAAP	~~W~~	3,505	3,048	$2.95

Diluted earnings per share in accordance with U.S. GAAP	~~W~~	2,835	3,044	$2.94

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(v)	U.S. GAAP Reconciliations, Continued
The following table sets forth the computation of basic and diluted earnings per share:

	Millions
	For the six-month
	periods ended June 30
				2005
	2004		2005	(note 3)
Net earnings available to common shareholders	~~W~~	739,641	642,363	$620.9
Dilutive effect of convertible notes		(11,091)	(130)	(0.1)

		728,550	642,233	620.8

Weighted average outstanding shares of common stock		211	211
Dilutive effect of convertible notes		46	—

Common stock and common stock equivalents		257	211

Basic earnings per share in accordance with U.S. GAAP	~~W~~	3,505	3,048	$2.95

Diluted earnings per share in accordance with U.S. GAAP	~~W~~	2,835	3,044	$2.94

Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted-average number of common shares outstanding plus the effect of outstanding convertible notes using the “if-converted method”. The denominator of the diluted earnings per share computation is adjusted to include the number of additional common shares that would have been outstanding had the dilutive potential common stock been issued. In addition, the numerator is adjusted to include the after-tax amount of interest and foreign currency translation gain (loss) recognized associated with the convertible notes. Bonds with warrants and stock options were not considered when calculating diluted earnings per share because the exercise price of the warrants and stock options was greater than the average market price of the shares and, therefore, the effect would have been antidilutive.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(v)	U.S. GAAP Reconciliations, Continued

	Millions
	Year ended		Period ended
	December 31,		June 30,
				2005
	2004		2005	(note 3)
Stockholders’ equity in accordance with Korean GAAP	~~W~~	9,026,380	9,314,296	$9,003.8
Adjustments:
Intangible assets		(1,934)	—	—
Depreciation		(88,008)	(148,566)	(143.6)
Equity in earnings of equity method affiliates:
Reversal of goodwill amortization		390,339	455,396	440.1
Basis difference in business combination		119,131	119,131	115.2
Additional acquisitions of equity investees		292,025	271,685	262.6
Impairment loss relating to equity investee		(1,452,848)	(1,452,848)	(1,404.4)
U.S. GAAP adjustments of equity method affiliates		46,517	43,964	42.5
Interest capitalization, net		(28,142)	(20,295)	(19.6)
Capitalized foreign exchange transactions, net		(3,147)	(3,212)	(3.1)
Foreign currency translation of convertible notes		3,057	3,279	3.2
Deferred service installation fees		(513,838)	(516,044)	(498.8)
Deferred tax effects of U.S. GAAP adjustments		379,417	380,058	367.4
Deferred tax-methodology difference		306,564	337,685	326.3
Deferred income taxes on investment securities		(5,904)	—	—
Minority interests		(1,809,577)	(1,903,981)	(1,840.5)

		(2,366,348)	(2,433,748)	(2,352.7)

Stockholders’ equity as adjusted in accordance with U.S. GAAP	~~W~~	6,660,032	6,880,548	$6,651.1

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(w)	Condensed Consolidated U.S. GAAP Financial Information

Consolidated balance sheets in accordance with U.S. GAAP as of December 31, 2004 and June 30, 2005 are summarized as follows:

	Millions
	Year ended		Period ended
	December 31,		June 30,
				2005
	2004		2005	(note 3)
Assets

Current assets
Notes and accounts receivable — trade	~~W~~	1,682,923	1,673,237	$1,617.4
Other current assets		4,089,151	2,559,540	2,474.2

Total current assets		5,772,074	4,232,777	4,091.6

Investments		1,957,154	1,985,735	1,919.5
Property, plant and equipment, net		10,846,328	10,578,411	10,225.6
Other assets		1,808,176	1,790,414	1,730.7

	~~W~~	20,383,732	18,587,337	$17,967.4

Liabilities

Current liabilities
Notes and accounts payable — trade	~~W~~	745,341	622,001	$601.3
Other current liabilities		5,789,425	3,881,996	3,752.5

Total current liabilities		6,534,766	4,503,997	4,353.8

Long-term debt, excluding current portion		5,160,254	5,211,240	5,037.4
Other long-term liabilities		1,947,202	1,910,554	1,846.8

Total liabilities		13,642,222	11,625,781	11,238.0

Minority interest in consolidated subsidiaries		81,478	81,008	78.3

Stockholders’ equity		6,660,032	6,880,548	6,651.1

	~~W~~	20,383,732	18,587,337	$17,967.4

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(w)	Condensed Consolidated U.S. GAAP Financial Information, Continued

Condensed consolidated income statements in accordance with U.S. GAAP for the six-month periods ended June 30, 2004 and 2005 are summarized as follows:

	Millions
				2005
	2004		2005	(note 3)
Operating revenues	~~W~~	6,379,247	6,141,348	$5,936.5
Cost of services		4,503,742	4,623,680	4,469.5

Gross profit		1,875,505	1,517,668	1,467.0

Selling, general and administration expenses		675,443	684,829	662.0
Other operating income (expense), net		(37,993)	23,581	22.8

Operating income		1,162,069	809,258	782.2
Other income (expense)		(123,075)	106,197	102.7

Earnings before income tax and minority interest		1,038,994	915,455	884.9
Income tax		299,195	273,390	264.3

Earnings before minority interest		739,799	642,065	620.6

Minority interest in earnings of consolidated subsidiaries		(158)	298	0.3

Net earnings	~~W~~	739,641	642,363	$620.9

Changes in consolidated stockholders’ equity in accordance with U.S. GAAP for the six-month periods ended June 30, 2004 and 2005 are as follows:

	Millions
				2005
	2004		2005	(note 3)
Beginning of period	~~W~~	5,890,495	6,660,032	$6,438.0
Net earnings		739,641	642,363	620.9
Foreign currency translation adjustments		1,377	33	—
Unrealized earning (losses) on investments, net of tax		7,249	(1,301)	(1.3)
Dividends		(421,516)	(421,518)	(407.4)
Other, net of tax		(14,263)	939	0.9

Ending balance	~~W~~	6,202,983	6,880,548	$6,651.1

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(w)	Condensed Consolidated U.S. GAAP Financial Information, Continued

Condensed consolidated statements of cash flows in accordance with U.S. GAAP for the six-month periods ended June 30, 2004 and 2005, respectively, are set out below:

	Millions
				2005
	2004		2005	(note 3)
Cash flows from operating activities:
Net earnings	~~W~~	739,641	642,363	$620.9
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization		1,191,173	1,122,763	1,085.3
Provision for doubtful accounts		94,011	40,453	39.1
Loss on disposition of property, plant and equipment		47,600	13,808	13.3
Equity in losses (gains) of affiliates including intangible asset amortization		56,208	(118,844)	(114.9)
Deferred income tax benefit		(80,545)	(2,196)	(2.1)
Gain on disposition of available-for-sale securities		(25,745)	(54,619)	(52.8)
Changes in assets and liabilities:
Payment of retirement and severance benefits		101,779	80,323	77.6
Trade notes and accounts receivable		(134,777)	38,779	37.5
Inventories		48,342	(28,481)	(27.5)
Notes and accounts payable — trade		(250,044)	(117,405)	(113.5)
Advance receipts from customers		13,172	(28,398)	(27.5)
Income taxes payable		196,074	(12,737)	(12.3)
Prepaid expenses		(64,886)	(40,733)	(39.4)
Withholdings		17,016	15,650	15.1
Accrued expenses		147,573	473,540	457.7
Accounts payable-other		(32,125)	(120,217)	(116.2)
Refundable deposits of telephone installation		(78,955)	(78,115)	(75.5)
Other, net		(136,064)	(36,214)	(34.8)

Net cash provided by operating activities		1,849,448	1,789,720	1,730.0

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(w)	Condensed Consolidated U.S. GAAP Financial Information, Continued

	Millions
				2005
	2004		2005	(note 3)
Cash flows from investing activities:
Purchases of property, plant and equipment	~~W~~	(726,233)	(859,546)	$(830.9)
Proceeds from sale of property, plant and equipment		30,266	15,682	15.2
Decrease (increase) in short-term financial instruments		(621,779)	838,210	810.3
Proceeds from the sale of available-for-sale securities		267,725	473,188	457.4
Proceeds from the sale of equity security of affiliates		—	49,302	47.7
Proceeds from maturity on held-to-maturity securities		—	676	0.7
Purchase of available-for-sale securities		(315,673)	(209,052)	(202.1)
Other, net		143,103	(69,821)	(67.6)

Net cash provided by (used in) investing activities		(1,222,591)	238,639	230.7

Cash flows from financing activities:
Payment of dividends		(422,081)	(421,518)	$(407.5)
Increase (decrease) in short-term borrowings, net		(181,160)	131,048	126.7
Repayments of long-term debt		(695,313)	(3,356,785)	(3,244.8)
Proceeds from long-term debt		1,470,759	988,668	955.7
Reacquisition of treasury stock		(4,561)	—	—
Other, net		3,061	(3,607)	(3.5)

Net cash provided by (used in) financing activities		170,705	(2,662,194)	(2,573.4)

Net increase in cash and cash equivalents from change of subsidiaries in consolidated financial statements		—	13,353	12.9

Increase (decrease) in cash and cash equivalents		797,562	(620,482)	(599.8)

Cash and cash equivalents at beginning of period		715,339	1,702,502	1,645.7

Cash and cash equivalents at end of period	~~W~~	1,512,901	1,082,020	$1,045.9

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(x)	Additional U.S. GAAP Disclosures

In December 2003, the Korean government reduced the corporate income tax rate beginning in 2005. Specifically, effective from January 1, 2005, the income tax rate was reduced from 29.7% to 27.5%.

The components of income tax expense for the six-month periods ended June 30, 2004 and 2005 are as follows:

	Millions
				2005
	2004		2005	(note 3)
Current income tax expense	~~W~~	379,740	275,586	$266.4
Deferred income tax benefit		(80,545)	(2,196)	(2.1)

Income tax expense	~~W~~	299,195	273,390	$264.3

Substantially all pretax income and related income tax expense (benefit) is attributable to domestic operations. The provision for income taxes using statutory tax rates differs from the actual provision for the six-month periods ended June 30, 2004 and 2005 for the following reasons:

	Millions
				2005
	2004		2005	(note 3)
Provision for income taxes at statutory tax rates	~~W~~	308,581	271,890	$262.8
Prior years’ income tax additional payments		46,096	17,261	16.7
Nondeductible expenses		2,077	31,334	30.3
Nontaxable income		(1,699)	(2,465)	(2.4)
Investment tax credits		(55,860)	(44,630)	(43.1)

Actual provision for income taxes	~~W~~	299,195	273,390	$264.3

The effective tax rates after adjustments of certain differences between amounts reported for financial accounting and income tax purpose, were approximately 28.8% and 29.9% for the six-month periods ended June 30, 2004 and 2005, respectively.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(x)	Additional U.S. GAAP Disclosures, Continued

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2004 and June 30, 2005, computed under U.S. GAAP, and a description of financial statement items that created these differences are as follows:

	Millions
	Year ended		Period ended
	December 31,		June 30,
				2005
	2004		2005	(note 3)
Deferred tax assets:
Allowance for doubtful accounts	~~W~~	129,825	147,029	$142.1
Refundable deposits for telephone installation		18,157	16,790	16.2
Investment securities		20,481	11,116	10.7
Inventories		5,444	4,886	4.7
Unearned income		141,305	141,912	137.2
Equity securities of affiliates		553,182	540,512	522.5
Tax credit carryforwards		34,393	—	—
Other		72,179	75,876	73.4

Total deferred tax assets		974,966	938,121	906.8

Deferred tax liabilities:
Investment securities		(5,904)	(5,411)	(5.2)
Property, plant and equipment		(32,634)	(1,441)	(1.4)
Accrued interest income		(9,567)	(5,547)	(5.4)

Total deferred tax liabilities		(48,105)	(12,399)	(12.0)

Net deferred tax assets	~~W~~	926,861	925,722	$894.8

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of these deductible differences and tax carryforwards.

KT CORPORATION AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
(Unaudited)
(35)	Reconciliation to United States Generally Accepted Accounting Principles, Continued
(x)	Additional U.S. GAAP Disclosures, Continued

Gross and net property, plant and equipment under U.S. GAAP at December 31, 2004 and June 30, 2005 are summarized as follows:

	Millions
				2005
	2004		2005	(note 3)
Gross property, plant and equipment	~~W~~	34,774,357	35,247,486	$34,072.0
Accumulated depreciation		23,928,029	24,669,075	23,846.4

Net property, plant and equipment	~~W~~	10,846,328	10,578,411	$10,225.6

The Company expects to pay the following future benefits to its employees upon their normal retirement age:

For the fiscal period ending June 30	Millions
2006	1,863
2007	2,475
2008	3,895
2009	6,112
2010	11,279
2011-2015	132,522
The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.
Concentration — Collective Bargaining Agreements with Employees
As of June 30, 2005, the majority of the Company’s labor force is subject to a collective bargaining agreement. This agreement expires on August 12, 2007.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2005	KT Corporation

	By:	/s/ Whajoon Cho

	Name:	Whajoon Cho
	Title:	Managing Director